EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

UNITED MARITIME GROUP, LLC

and

COASTAL CARRIERS, INC.

Dated as of October 9, 2012

TABLE OF CONTENTS

ARTICLE I.	DEFINITIONS
Section 1.1.	Definitions

ARTICLE II.	PURCHASE AND SALE OF INTERESTS
Section 2.1.	Purchase and Sale of Interests
Section 2.2.	Closing
Section 2.3.	Net Working Capital and Covered Capital Expenditure Purchase Price Adjustment
Section 2.4.	Escrow Deposits
Section 2.5.	Accounting Principles
Section 2.6.	Covered Proceeding
Section 2.7.	Mosaic Arbitration

ARTICLE III.	REPRESENTATIONS AND WARRANTIES OF SELLER
Section 3.1.	Organizational Status
Section 3.2.	Authorization
Section 3.3.	No Conflict
Section 3.4.	Governmental Filings
Section 3.5.	Capital Structure; Subsidiaries
Section 3.6.	Financial Statements
Section 3.7.	Undisclosed Liabilities
Section 3.8.	Absence of Certain Changes
Section 3.9.	Legal Proceedings
Section 3.10.	Compliance with Laws; Permits
Section 3.11.	Environmental Matters
Section 3.12.	Taxes
Section 3.13.	Labor and Employees
Section 3.14.	Benefit Plans
Section 3.15.	Company Contracts
Section 3.16.	Insurance
Section 3.17.	Real and Personal Property
Section 3.18.	Intellectual Property
Section 3.19.	Affiliate Transactions
Section 3.20.	Significant Customers and Significant Suppliers
Section 3.21.	Vessels
Section 3.22.	Brokers’ Fees
Section 3.23.	SEC Documents
Section 3.24.	Disclaimer of Other Representations and Warranties

ARTICLE IV.	REPRESENTATIONS AND WARRANTIES OF PURCHASER
Section 4.1.	Organizational Status
Section 4.2.	Authorization
Section 4.3.	No Conflict
Section 4.4.	Government Filings
Section 4.5.	Legal Proceedings
Section 4.6.	Funding
Section 4.7.	Solvency
Section 4.8.	Acquisition for Investment
Section 4.9.	Brokers’ Fees
Section 4.10.	Parent Guarantee
Section 4.11.	No Reliance

ARTICLE V.	COVENANTS
Section 5.1.	Conduct of the Business
Section 5.2.	Employment Matters
Section 5.3.	Publicity
Section 5.4.	Confidentiality
Section 5.5.	Access to Information
Section 5.6.	Filings, Authorizations and Consents
Section 5.7.	Director and Officer Liability; Indemnification
Section 5.8.	Commercially Reasonable Efforts; Further Assurances
Section 5.9.	Tax Matters
Section 5.10.	Letters of Credit
Section 5.11.	TECO Agreement
Section 5.12.	Release of Guarantees
Section 5.13.	Support Services
Section 5.14.	Insurance
Section 5.15.	Financing
Section 5.16.	Financing Assistance
Section 5.17.	Notice by Seller
Section 5.18.	Notice by Purchaser
Section 5.19.	Exclusivity
Section 5.20.	Subject Vessel

ARTICLE VI.	CONDITIONS OF CLOSING
Section 6.1.	Conditions to Obligations of Purchaser and Seller
Section 6.2.	Additional Conditions to Obligations of Purchaser
Section 6.3.	Additional Conditions to Obligations of Seller

ARTICLE VII.	TERMINATION
Section 7.1.	Termination of Agreement
Section 7.2.	Effect of Termination
Section 7.3.	Amendment
Section 7.4.	Extension; Waiver

ARTICLE VIII.INDEMNIFICATION
Section 8.1.	Survival of Representations, Warranties and Covenants
Section 8.2.	General Indemnification
Section 8.3.	Third Party Claims
Section 8.4.	Limitations on Indemnification
Section 8.5.	Treatment of Indemnity Payments
Section 8.6.	Exclusive Remedy

ARTICLE IX.	MISCELLANEOUS
Section 9.1.	Entire Agreement; Assignment
Section 9.2.	Notices
Section 9.3.	Governing Law
Section 9.4.	Fees and Expenses
Section 9.5.	Construction; Interpretation
Section 9.6.	Exhibits and Schedules
Section 9.7.	Parties in Interest
Section 9.8.	Severability
Section 9.9.	Counterparts; Facsimile Signatures
Section 9.10.	Limitation on Recission
Section 9.11.	No Recourse
Section 9.12.	WAIVER OF JURY TRIAL
Section 9.13.	Jurisdiction and Venue
Section 9.14.	Specific Performance
Section 9.15.	Waiver of Conflicts
Section 9.16.	Time of Essence

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT is made and entered into and effective as of the 9th day of October, 2012 (this “Agreement”), by and between United Maritime Group, LLC, a Florida limited liability company (“Seller”), and Coastal Carriers, Inc., a Delaware corporation (“Purchaser”).

WHEREAS, Seller is the owner of all of the issued and outstanding limited liability company interests (the “Interests”) of U.S. United Ocean Services, LLC, a Florida limited liability company (the “Company”);

WHEREAS, Purchaser desires to purchase, and Seller desires to sell to Purchaser, the Interests, upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition and material inducement to Seller’s willingness to enter into this Agreement, Parent has delivered to Seller the Parent Guarantee.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement.  In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Acquisition Proposal” means any proposal or offer that constitutes, or may reasonably be expected to lead to, a proposal concerning the direct or indirect sale of the Company or any of its Subsidiaries, the sale of all or substantially all of the assets of the Company or any of its Subsidiaries, a recapitalization of the Company or any of its Subsidiaries or any other merger, take-over bid, acquisition or other disposition of or involving the Company or any of its Subsidiaries.

“Action” means any action, complaint, suit, arbitration or other proceeding, whether civil or criminal, at Law or in equity, commenced by or before any Governmental Entity.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, a specified Person.  The parties acknowledge and agree that none of U.S. United Barge Line, LLC, U.S. United Bulk Terminal, LLC or any of their respective Subsidiaries shall be considered an Affiliate of Seller, the Company or any of their respective Subsidiaries.

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Allocation Methodology” shall have the meaning set forth in Section 2.5(b).

“Alternative Mosaic Agreement” means any transportation agreement, contract of affreightment or similar Contract or arrangement pursuant to which Purchaser or any Affiliate thereof agrees to provide transportation and/or related services to Mosaic in respect of the transportation of any cargo and, in connection therewith, the Mosaic Contract is terminated, amended or otherwise modified.

“Applicable Lease Amount” means the amount equal to (a) the amount obtained by multiplying $42,086 by the number of months of rent that is owed under the Tampa Lease from the Closing Date through and including the last day of the term of the Tampa Lease (for the avoidance of doubt, prior to giving effect to any extensions or renewals thereof), minus (b) the amount of any security deposit provided to the landlord under the Tampa Lease by Seller or any Affiliate thereof.

“Balance Sheet Date” means August 31, 2012.

“Base Purchase Price” shall have the meaning set forth in Section 2.1(b).

“Bonus Accrual” means an amount equal to the target amount of the 2012 discretionary or incentive bonus to be paid to the employees of the Company and its Subsidiaries multiplied by a fraction, the numerator of which is equal to the number of days that have elapsed from January 1, 2012 through and including the Closing Date and the denominator is 365.

“Business” means the business of providing coastwise and international dry-bulk marine transportation services, as such business is currently conducted by the Company and its Subsidiaries.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York, or Tampa, Florida.

“Back to Back Letter of Credit” shall have the meaning set forth in Section 5.10.

“Cash and Cash Equivalents” means an amount (positive or negative) consisting of:  (i) the aggregate amount of all cash and cash equivalents in bank accounts owned by the Company or any Subsidiary thereof, plus (ii) the aggregate amount of any checks, drafts and wires issued to or received by the Company or any Subsidiary thereof that have not cleared, minus (iii) the aggregate amount of checks, drafts or wires written or issued by the Company or any Subsidiary thereof that have not cleared, in each case determined on a consolidated basis as of the close of business on the Closing Date and in a manner consistent with the terms set forth in Section 2.5.  Notwithstanding the foregoing, any cash that is held by the Company or any of its Subsidiaries as of the close of business on the Closing Date and that is for the benefit of, and will be remitted to, U.S. United Bulk Terminal, LLC in connection with services performed by U.S. United Bulk Terminal, LLC under the TECO Agreement shall not constitute Cash and Cash Equivalents for the purposes hereof.

“Certifying Officer” shall have the meaning set forth in Section 6.2(d).

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Consideration” shall have the meaning set forth in Section 2.1(b).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Escrow Account” shall have the meaning set forth in Section 2.4(b).

“Closing Escrow Agreement” shall have the meaning set forth in Section 2.4(b).

“Closing Escrow Amount” shall have the meaning set forth in Section 2.4(b).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commitment Letter” shall have the meaning set forth in Section 4.6, as amended, modified, supplemented, restated or replaced in accordance with Section 5.15.

“Company” shall have the meaning set forth in the recitals to this Agreement.

“Company Contracts” shall have the meaning set forth in Section 3.15(a).

“Company Debt” means, without duplication and as of any applicable date and time of determination, (i) the principal, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations, in each case owing by the Company or any Subsidiary thereof in respect of (A) indebtedness of the Company and its Subsidiaries for borrowed money that is outstanding as of such date and time of determination, and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments (excluding for the avoidance of doubt, any instrument referred to in another clause of this definition) for the payment of which the Company and its Subsidiaries are responsible or liable as of such date and time of determination, (ii) any obligations of the Company or its Subsidiaries pursuant to any surety bond or performance bond to the extent (and only to the extent) that a claim has been made against such bond as of such date and time of determination (that has not been resolved prior to such date and time of determination), (iii) letters of credit issued on behalf of the Company or its Subsidiaries that are outstanding as of such date and time of determination, but excluding any undrawn letters of credit that are outstanding as of such date and time of determination, (iv) Seller Expenses, and (v) all obligations of the type referred to in clauses (i)-(iv) of any Persons for the payment of which the Company or its Subsidiaries are responsible or liable as obligor, guarantor, surety or otherwise, in each case as of such date and time of determination; provided, however, that, (a) notwithstanding anything to the contrary in the foregoing clauses (i) through (v), “Company Debt” shall exclude any amounts included in Net Working Capital and (b) no obligations or liabilities arising under the Option Exercise Agreement shall be deemed Company Debt for purposes hereof.

“Company Employees” shall have the meaning set forth in Section 5.2(a).

“Company Indemnitees” shall have the meaning set forth in Section 5.7(a).

“Company Intellectual Property” means the Intellectual Property owned or licensed from third parties by any of the Company or its Subsidiaries.

“Company Leases” shall have the meaning set forth in Section 3.17(b).

“Company Plans” shall have the meaning set forth in Section 3.14(a).

“Competitive Party” shall have the meaning set forth in Section 5.20.

“Confidentiality Agreement” shall have the meaning set forth in Section 5.4.

“Contract” means any contract, agreement, indenture, lease or license (whether written or oral).

“Control” means, with respect to any Person, possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, the ownership of securities or other interests, by Contract or otherwise.  The terms “Controlled”, “Controlled by”, “under common Control with” and “Controlling” shall have correlative meanings.

“Copyrights” means all copyrights (including all registrations and applications to register the same).

“Covered Expenditures” means any expenditures that (a) are paid by or on behalf of the Company or any Subsidiary thereof on or after the date of this Agreement and prior to the close of business on the Closing Date, in all cases only to the extent the payment of such expenditures are in compliance with Section 5.1, (b) are capital expenditures or deferred major maintenance in accordance with GAAP, determined in a manner consistent with the terms set forth in Section 2.5, and (c) relate to the items listed on Section 1.1(a) of the Seller Disclosure Schedule.

“Covered Proceeding” means each of (a) the Oil Spill Liability Trust Fund Economic Damages Administrative Recovery Action OSLTF Claim No. N08057-037, and (b) the litigation with the caption U.S. United Ocean Services, LLC v. Powerhouse Diesel Services, Inc., including in the case of clauses (a) and (b) immediately above, any related or successor mediation, arbitration, case, claim or litigation.

“Current Assets” means, without duplication, the sum of the following items:  (a) accounts receivable; (b) materials and supplies; (c) prepaid expenses and other current assets; and (d) Cash and Cash Equivalents, in each case of the Company and its Subsidiaries determined on a consolidated basis as of the close of business, Eastern Standard Time, on the Closing Date and in a manner consistent with the terms set forth in Section 2.5.  Notwithstanding the foregoing, any accounts receivable that are payable to the Company or any of its Subsidiaries as of the close of business on the Closing Date and that are for the benefit of, and will be remitted to, U.S. United Bulk Terminal, LLC in connection with services performed by U.S. United Bulk Terminal, LLC under the TECO Agreement shall not constitute Current Assets for the purposes hereof.

“Current Liabilities” means, without duplication, the sum of the following items:  (a) accounts payable; (b) accrued expenses; (c) deferred revenue; (d) the Bonus Accrual and (e) other current liabilities, in each case of the Company and its Subsidiaries determined on a consolidated basis as of the close of business on the Closing Date and in a manner consistent with the terms set forth in Section 2.5; provided, however, that neither any obligations or liabilities arising under or in connection with any Seller Expenses, Covered Expenditures nor any obligations or liabilities arising under or in connection with the Option Exercise Agreement shall be a Current Liability for purposes hereof.  Notwithstanding the foregoing, any accounts payable or accrued expenses that are payable by the Company or any of its Subsidiaries to U.S. United Bulk Terminal, LLC as of the close of business on the Closing Date, in connection with services performed by U.S. United Bulk Terminal, LLC under the TECO Agreement, shall not constitute Current Liabilities for the purposes hereof.

“Current Liability Certificate” shall have the meaning set forth in Section 2.5(a).

“Debt Commitment Parties” shall have the meaning set forth in Section 4.6.

“Debt Financing” shall have the meaning set forth in Section 4.6.

“Debt Financing Sources” shall have the meaning set forth in Section 4.6.

“Deductible” shall have the meaning set forth in Section 8.4(a).

“Dispute Notice” shall have the meaning set forth in Section 2.3(d).

“Electronic Data Room” means the electronic data room established by Seller in connection with the transactions contemplated hereby and to which Purchaser and certain of its Representatives were provided access prior to the date hereof.

“Eligible Bank” means a bank or other financial institution reasonably acceptable to Seller.

“Eligible Direct Claims” means any claim of Purchaser for payment pursuant to Section 2.3(g)(ii) that arises solely from both (i) an overstatement or understatement, as the case may be, of any Eligible Item set forth in the Seller Certificate relative to the actual amount of such Eligible Item included in the calculation of the Final Closing Adjustment and (ii) a factual error or factual omission in the amount of any such Eligible Item contained in the Seller Certificate, it being understood that, notwithstanding anything contained herein to the contrary, including Section 2.5, any such overstatement or understatement arising or resulting from any change in or dispute between the parties with respect to the interpretation or application of GAAP (including actuarial assumptions and methodology) applied by Purchaser in preparing the Preliminary Statement shall not give rise to an Eligible Direct Claim. For example, if (i) the Company has received a valid invoice from a vendor prior to the Closing, (ii) such invoice has not been paid prior to such time and date, and (iii) the amount of such invoice is required to be accrued and is not accrued as a Current Liability in the Seller Certificate, then the failure to accrue such amount shall be deemed a factual omission, the amount of such invoice may be accrued as a Current Liability for purposes of determining the Final Closing Adjustment and any claim made by Purchaser in respect thereof shall constitute an Eligible Direct Claim. As a further example, if the Company has included an account receivable in Current Assets in the Seller Certificate and Purchaser believes that the bad debt reserve recorded against such account receivable is insufficient based on Purchaser’s interpretation or application of GAAP, any related claim made by Purchaser in respect thereof shall not be deemed a factual error and therefore shall not be an Eligible Direct Claim.

“Eligible Items” means (a) Current Assets, (b) Current Liabilities, (c) Covered Expenditures, and (d) Company Debt.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, hypothecation or other similar encumbrance of any kind or character.

“Environmental Law” shall have the meaning set forth in Section 3.11(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company, would be or was at any time treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” shall have the meaning set forth in Section 2.4.

“Estimated Closing Adjustment” shall have the meaning set forth in Section 2.3(b).

“Estimated Covered Capital Expenditure Amount” shall have the meaning set forth in Section 2.3(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.3(a).

“Exchange Act” shall have the meaning set forth in Section 3.4.“Exclusivity Period” shall have the meaning set forth in Section 5.19(a).

“Final Closing Adjustment” shall have the meaning set forth in Section 2.3(f).

“Final Closing Balance Sheet” shall have the meaning set forth in Section 2.3(e).

“Final Covered Capital Expenditure Amount” shall have the meaning set forth in Section 2.3(e).

“Final Net Working Capital” shall have the meaning set forth in Section 2.3(e).

“Financial Statements” means (i) the unaudited balance sheet of the Company and its Subsidiaries determined on a consolidated basis as at August 31, 2012 and the related unaudited statements of operations and comprehensive income, member’s equity and cash flows of the Company and its Subsidiaries determined on a consolidated basis for the 8-month period ended August 31, 2012, and (ii) the unaudited balance sheet of the Company and its Subsidiaries determined on a consolidated basis as at December 31, 2011 and the related unaudited statements of operations and comprehensive income, member’s equity and cash flows of the Company and its Subsidiaries determined on a consolidated basis for the fiscal year ended December 31, 2011.

“GAAP” means United States generally accepted accounting principles consistently applied as in effect (a) with respect to financial information for periods on or after the Closing Date, as of the date of this Agreement, and (b) with respect to financial information for periods prior to the Closing Date, as of such applicable time.

“Governmental Entity” means any federal, state, local or foreign government, or any agency, board, commission, court, tribunal or instrumentality thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.4.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Guarantees” means, collectively, those Contracts or contractual obligations which are listed in Section 1.1(b) of the Seller Disclosure Schedule.

“Guarantee Release” shall have the meaning set forth in Section 5.12.

“Guaranteed Assumed Obligations” shall have the meaning set forth in Section 5.12.

“Hastings Assignment Agreement” means that certain Assignment and Assumption Agreement, to be entered into by and between Seller and the Company, substantially in the form attached as Exhibit A hereto, pursuant to which Seller shall assign to the Company that certain Non-Interference and Severance Agreement, dated as of December 8, 2010, as amended.

“Hazardous Substance” shall have the meaning set forth in Section 3.11(b).

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indemnified Party” shall have the meaning set forth in Section 8.3(a).

“Independent Accounting Firm” means Deloitte & Touche LLP, or if such firm is not available or is unwilling to serve, then an independent and nationally recognized accounting firm upon which Purchaser and Seller mutually agree in writing, acting reasonably, or failing such mutual agreement within ten (10) Business Days of any date of determination, an independent and nationally recognized accounting firm selected by the New York City office of the American Arbitration Association, it being agreed that any party hereto may request that such office of the American Arbitration Association select such accounting firm.

“Insurance Policies” shall have the meaning set forth in Section 3.16.

“Intellectual Property” means all Trademarks, Patents, Copyrights and Trade Secrets.

“Interests” shall have the meaning set forth in the Recitals to this Agreement.

“Knowledge of Seller” (or similar phrases) means the knowledge of the individuals whose names are listed on Section 1.1(c) of the Seller Disclosure Schedule, in all cases after assuming due inquiry of the matter in question with such individual’s direct reports.

“Law” means any statute, code, rule, regulation, ordinance or other pronouncement of any Governmental Entity having the effect of law.

“Lease Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement, to be entered into by and between Seller and Purchaser, substantially in the form attached as Exhibit B hereto.

“Leased Real Property” shall have the meaning set forth in Section 3.17(b).

“Letter of Credit Release” shall have the meaning set forth in Section 5.10.

“Losses” means actual out-of-pocket losses, liabilities, damages or expenses (including reasonable legal fees), and shall, for the avoidance of doubt, expressly exclude (a) any consequential, incidental or indirect losses, liabilities, damages or expenses,  any lost profits or punitive, special or exemplary losses, liabilities, damages or expenses, and (b) any losses, liabilities, damages or expenses in respect of “diminution of value,” “multiple of profits” or “multiple of cash flow” or similar valuation methodology.

“Material Adverse Effect” means any change, event or effect that has had or would reasonably be expected to (a) in the case of the Company and its Subsidiaries, have a material adverse effect on the results of operations, financial condition or business of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any change, event or effect relating to any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:  (i) general economic conditions (including the general economic conditions of the financial, banking, currency and capital markets, and coal, petcoke, gas, oil and other commodity prices) in any of the geographical areas in which any of the Company or its Subsidiaries or any customer thereof operates; (ii) conditions generally affecting the industries in which any of the Company or its Subsidiaries operate; (iii) any failure by the Company or any Subsidiary thereof to achieve any projections or forecasts in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying causes for such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect unless such underlying cause is otherwise excluded pursuant to this definition); (iv) changes in Law or in GAAP; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (vi) acts of God, natural disasters (including flooding), hurricanes and other weather conditions, including any effects thereof on the Company, any Subsidiary thereof, the Business or any customer of the Company or any Subsidiary thereof; or (vii) the announcement or pendency of or the taking of any action required by this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the Business or the employees or customers of the Company and its Subsidiaries; provided further, however, that any of the changes, events or effects referred to in clauses (i) or (ii) immediately above may be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur to the extent any such change, event or effect affects the Company and its Subsidiaries, taken as a whole, in a materially, adverse and disproportionate manner when compared to the effect of such changes, events or effects on other Persons engaged in the industry in which the Company and/or its Subsidiaries operate, or (b) in the case of the Seller, materially impair or delay Seller’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

“Mosaic” means The Mosaic Company or any Affiliate thereof, together with their respective successors or permitted assigns.

“Mosaic Arbitration” means that certain arbitration proceeding commenced by UMG against Mosaic to pursue unpaid dead freight related to Mosaic’s failure to ship its minimum tonnage requirement, as required pursuant to the terms of the Mosaic Contract, as further described in the Qualifying SEC Reports.

“Mosaic Contract” means that certain Contract of Affreightment, dated as of October 12, 2007, by and between Mosaic Fertilizer, LLC (an Affiliate of Mosaic) and TECO Ocean Shipping Company (the predecessor name of the Company), as the same may be amended, restated, modified or replaced from time to time.

“Net Working Capital” means Current Assets minus Current Liabilities.  Any amounts that are to be included in the calculation of Net Working Capital which are expressed in a currency other than U.S. dollars shall be converted into U.S. dollars at the applicable exchange rate published in the Wall Street Journal on the Closing Date.

“Notice of Claim” shall have the meaning set forth in Section 8.3(a).

“Offer Period” shall have the meaning set forth in Section 5.20.

“Option Exercise Agreement” means the agreement pursuant to which the Company has exercised its right to acquire the vessel chartered by the Company pursuant to that certain Demise Charter (as amended January 18, 2002 and March 25, 2010) dated as of December 21, 2001, by and among State Street Bank and Trust Company of Connecticut, as Trustee for GTC Connecticut Statutory Trust and Gulfcoast Transit Company (predecessor to the Company).

“Organizational Documents” means, with respect to any entity, (a) the certificate or articles of incorporation and the by-laws, the certificate of formation and partnership agreement or operating agreement (as applicable), and (b) any documents comparable to those described in clause (a) as may be applicable to such entity pursuant to any applicable Law.

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Outstanding Seller Letter of Credit” shall have the meaning set forth in Section 5.10.

“Parent” means International Shipholding Corporation, a Delaware corporation.

“Parent Guarantee” means that certain Guarantee, dated as of the date hereof, executed by Parent in favor of Seller, delivered in accordance with Section 4.9, an executed copy of which is attached hereto as Exhibit C.

“Patents” means all patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

“Permits” shall have the meaning set forth in Section 3.10.

“Permitted Encumbrance” means:  (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (iii) in the case of Real Property, matters that would be disclosed by an accurate survey or inspection of such Real Property; (iv) matters of record or registered Encumbrances affecting title to any asset; (v) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities; (vi) statutory Encumbrances of landlords for amounts not yet due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty; (vii) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (viii) defects, irregularities or imperfections of title and other Encumbrances which, individually or in the aggregate, do not materially impair the continued use of the asset or property to which they relate.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Preliminary Closing Balance Sheet” shall have the meaning set forth in Section 2.3(c)(i).

“Preliminary Covered Capital Expenditure Amount” shall have the meaning set forth in Section 2.3(c)(v).

“Preliminary Net Working Capital” shall have the meaning set forth in Section 2.3(c)(iii).

“Preliminary Statement” shall have the meaning set forth in Section 2.3(c).

“Purchaser” shall have the meaning set forth in the first paragraph of this Agreement.

“Purchaser Disclosure Schedule” shall mean the disclosure schedule of Purchaser referred to in, and delivered pursuant to, this Agreement.

“Purchaser Governmental Filings” shall have the meaning set forth in Section 4.4.

“Purchaser Indemnitee” shall have the meaning set forth in Section 8.2(a).

“Qualifying SEC Report” means (a) the Annual Report on Form 10-K of Seller for the fiscal year ended December 31, 2011, and (b) any report filed with or furnished to the SEC by Seller on or after the date of filing of such Form 10-K that is filed with or furnished to the SEC on the SEC’s EDGAR system at least one (1) Business Day prior to the date of this Agreement.

“Real Property” means the Leased Real Property.

“Reference Net Working Capital” means $5,998,451.20 which, for further clarity the parties hereby and acknowledge and agree excludes from its calculation a good faith estimate by Seller of the anticipated Bonus Accrual at and as of the Closing, but which the parties further acknowledge and agree that such Bonus Accrual shall be included (as a result of its inclusion as a “Current Liability”) for purposes of the computation of the Estimated Net Working Capital and Final Net Working Capital (and any associated adjustments thereto) as set forth in this Agreement.

“Refund” shall have the meaning set forth in Section 5.9(e).

“Release Date” shall have the meaning set forth in Section 8.1.

“Representative” of a Person means, with respect to any Person, any director, officer, employee, Affiliate, advisor (including any legal counsel, accountant or consultant), agent or other representative of such Person (and, with respect to or in connection with the procurement by Purchaser or its Affiliates of the Debt Financing, the Representatives of the Debt Financing Sources).

“Responsible Party” shall have the meaning set forth in Section 8.3(a).

“Reverse Termination Fee” shall have the meaning set forth in Section 7.2(b).

“ROFR Exercise Notice” shall have the meaning set forth in Section 5.20.

“ROFR Notice” shall have the meaning set forth in Section 5.20.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the first paragraph of this Agreement.

“Seller Certificate” shall have the meaning set forth in Section 2.3(a).

“Seller Disclosure Schedule” shall mean the disclosure schedule of Seller referred to in, and delivered pursuant to, this Agreement.

“Seller Expenses” shall mean (i) all fees and expenses incurred by the Seller or any Affiliate thereof (including, prior to the Closing, the Company and its Subsidiaries) in connection with the drafting and negotiation of this Agreement and the other Transaction Documents (including in connection with the process leading to the execution and delivery of this Agreement and the other Transaction Documents) and the consummation of the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants retained by Seller or any Affiliate thereof (including, prior to the Closing, the Company and its Subsidiaries) in connection with the foregoing, and (ii) any and all payment obligations under any employment agreement, severance agreement, termination agreement or change of control agreement to which any employee of the Company or its Subsidiaries is a party and that is in effect prior to the Closing Date and pursuant to which a payment is required to be made by the Company or any of its Subsidiaries as a result of the Closing, it being agreed that any payments required to be made by the Company or any Subsidiary thereof upon the occurrence of any event following the Closing (for example, upon the termination of employment of any such employee) shall not constitute a Seller Expense hereunder, in each case of the preceding clauses (i) and (ii) only to the extent such amounts are payable by the Company or any Subsidiary thereof and have not been paid prior to the Closing, it being understood and agreed that if any such amount shall be an obligation of Seller or any Subsidiary thereof (other than the Company and its Subsidiaries), such amount shall not constitute a Seller Expense hereunder.

“Seller Indemnitee” shall have the meaning set forth in Section 8.2(b).

“Significant Customers” shall have the meaning set forth in Section 3.20.

“Significant Suppliers” shall have the meaning set forth in Section 3.20.

“Signing Date Escrow Account” shall have the meaning set forth in Section 2.4(a).

“Signing Date Escrow Agreement” shall have the meaning set forth in Section 2.4(a).

“Signing Date Escrow Amount” shall have the meaning set forth in Section 2.4(a).

“Subject Vessel” means that certain Vessel owned by the Company as of the date hereof known as the “Lisa W”.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests or more than fifty percent (50%) of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Substitute Letter of Credit” shall have the meaning set forth in Section 5.10.

“Superior Offer” means any bona fide, written proposal from any Person providing for a transaction which, if consummated, would result in such Person (or any of its stockholders, partners, trustees or members) acquiring, directly or indirectly, in a single transaction (or any series of related transactions) (a) 100% of the aggregate combined voting power of the Company or any of its Subsidiaries, or (b) all or substantially all of the consolidated earnings power, cash flows, revenues, income or assets of the Company or any of its Subsidiaries, if such offer (i) includes financial and other terms and conditions which the governing body of Seller shall have determined in good faith (after consultation with and taking into account the advice of its outside counsel and financial advisor of internationally recognized reputation) to be more favorable than the transactions contemplated by this Agreement, from a financial point of view, and (ii) is reasonably likely to be consummated after duly considering all legal, financial, regulatory and other aspects thereof.

“Support Services” shall have the meaning set forth in Section 5.13.

“Tail Insurance Policy” shall have the meaning set forth in Section 5.7(b).

“Tampa Electric” means Tampa Electric Company, a Florida corporation.

“Tampa Lease” means that certain Lease, dated as of May 16, 2008, by and between Wilder Corporation of Delaware and Seller, as amended from time to time prior to the date hereof.

“Tax” means any foreign, federal, provincial, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, severance, or withholding tax or other tax, duty, fee, assessment or charge imposed by any taxing authority, and any interest or penalties related thereto.

“Tax Return” means any return, report, declaration, information return or other document required to be filed with any Tax authority with respect to Taxes, including any amendments thereof.

“TECO Agreement” means that certain Agreement, dated as of July 21, 2008, by and among Tampa Electric, Seller, the Company, U.S. United Barge Line, LLC, and U.S. United Bulk Terminal, LLC, as amended, modified or supplemented from time to time.

“TECO Assumed Obligations” shall have the meaning set forth in Section 5.11(c).

“TECO Letter of Credit” shall have the meaning set forth in Section 5.11(a).

“TECO Performance Letter” means a letter agreement, substantially in the form attached hereto as Exhibit D, to be delivered to Tampa Electric in accordance with the terms set forth in Section 5.11(a).

“TECO Release” shall have the meaning set forth in Section 5.11(a).

“Termination Fee” shall have the meaning set forth in Section 5.19(c).

“Third Party Claim” shall have the meaning set forth in Section 8.3(a).

“Trade Secrets” means all formulas, processes, devices or compilations of information used in a business that confer a competitive advantage over those in similar businesses who or which do not possess such formulas, processes, devices or compilations of information.

“Trademarks” means all trademarks, trade names, business names and Internet domain names, together with the goodwill associated with any of the foregoing, and all registrations and applications for registration of the foregoing.

“Transaction Documents” means this Agreement, the Signing Date Escrow Agreement, the Closing Escrow Agreement, the Parent Guarantee, the Lease Assignment and Assumption Agreement, all other Contracts that are attached as exhibits to this Agreement and any and all other Contracts or instruments executed and delivered by any of the parties hereto or any Affiliate thereof in connection with the consummation of the transactions contemplated hereby.

“Transfer Taxes” means any sales, use, goods and services, harmonized sales, stock transfer, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Vessel” means a vessel owned, leased or chartered by the Company or any Subsidiary of the Company, including ships, towboats, tugs, barges and tankers, a complete list of which as of the date hereof is listed on Section 1.1(d) of the Seller Disclosure Schedule.

ARTICLE II.

PURCHASE AND SALE OF INTERESTS

Section 2.1. Purchase and Sale of Interests.

(a) Purchaser and Seller hereby agree that, upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign and deliver to Purchaser, all of the Interests, free and clear of any Encumbrances.

(b) At the Closing, Purchaser shall pay to Seller, in consideration for the purchase of the Interests pursuant to Section 2.1(a), an amount in cash equal to (i) the sum of (A) US$111,000,000 less the Applicable Lease Amount (the “Base Purchase Price”), which Base Purchase Price shall be adjusted on the Closing Date by the Estimated Closing Adjustment pursuant to Section 2.3(b) and (B) the Estimated Covered Capital Expenditure Amount, minus (ii) the sum of the Signing Date Escrow Amount and the Closing Escrow Amount (the Base Purchase Price, after giving effect to the adjustment to the Base Purchase Price referred to herein that is effected on the Closing Date is referred to herein as the “Closing Consideration”).  In addition, at the Closing and in accordance with the Signing Date Escrow Agreement, the parties shall cause the entire Signing Date Escrow Amount to be paid to Seller in accordance with the terms of the Signing Date Escrow Agreement.  The payment of the Closing Consideration and the deposit of the Closing Escrow Amount into the Closing Escrow Account by Purchaser as provided in Section 2.4 shall, subject to adjustment as provided in Section 2.3 below, constitute full and final payment of the consideration to Seller for the Interests.

Section 2.2. Closing.

(a) On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place, and the parties hereto shall consummate the Closing, at the offices of Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York, at 10:00 a.m., New York City time, as promptly as practicable (but in no event later than the second (2nd) Business Day) following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which by their terms or nature are to be satisfied at the Closing, provided, that such conditions are satisfied (or waived by the Person entitled to the benefit thereof) at the Closing), unless another date, time or place (or an alternative manner for consummation of the Closing) is agreed to in writing by Purchaser and Seller; provided, however, that, notwithstanding (i) anything contained in this Section 2.2 or otherwise in this Agreement to the contrary, and (ii) the satisfaction or waiver of the conditions set forth in Article VI, in no event shall Purchaser be required to effect the Closing prior to November 30, 2012.  The date on which the Closing occurs is referred to herein as the “Closing Date,” and the Closing shall be deemed effective as of the close of business (which for purposes of this Agreement shall be deemed to mean 5:00 Eastern Standard Time) on the Closing Date.

(b) At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser or the other applicable Person referred to in this Section 2.2(b):

(i) a certificate or certificates evidencing the Interests, which shall be duly endorsed to Purchaser or accompanied by duly executed membership interest powers;

(ii) the certificate referred to in Section 6.2(d);

(iii) the Closing Escrow Agreement, duly executed by Seller;

(iv) evidence that all Certificates of Documentation for all Vessels as owned, leased or chartered by the Company or any of its Subsidiaries reflect the proper name of the Company or any of its Subsidiaries, as applicable;

(v) the Lease Assignment and Assumption Agreement, duly executed by Seller;

(vi) the Hastings Assignment Agreement, duly executed by Seller and the Company;

(vii) copies of all necessary resolutions of Seller and the Company under applicable Law authorizing the execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereunder and thereunder, certified as being in full force and effect as of the Closing Date by a duly authorized officer, manager or managing member, as appropriate, of Seller and the Company, respectively;

(viii) resignations from all directors and officers of the Company (in each case if any) as of the Closing Date, provided such officer resignations shall only be with respect to the official officer capacity of such persons, and such persons shall remain employees of the Company (and the Company shall not be required to terminate the employment thereof);

(ix) a certificate of good standing of the Company and each Subsidiary of the Company, dated within five (5) Business Days of the Closing Date, from its respective jurisdiction of formation or organization;

(x) the Current Liability Certificate; and

(xi) written instructions to the Escrow Agent to release the entire Signing Date Escrow Amount to Seller in accordance with the terms of the Signing Date Escrow Agreement.

(c) At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller or the other applicable Person referred to in this Section 2.2(c):

(i) the Closing Consideration to Seller, by wire transfer of immediately available funds to an account or accounts designated by Seller to Purchaser in writing within two (2) Business Days prior to the Closing;

(ii) written instructions to the Escrow Agent to release the entire Signing Date Escrow Amount to Seller in accordance with the terms of the Signing Date Escrow Agreement;

(iii) in accordance with the terms set forth in Section 2.4, the Closing Escrow Amount to the Closing Escrow Agent;

(iv) the certificate referred to in Section 6.3(c);

(v) the Closing Escrow Agreement, duly executed by Purchaser;

(vi) in accordance with Section 5.11, the TECO Performance Letter to Seller and Tampa Electric, duly executed by Purchaser;

(vii) the Lease Assignment and Assumption Agreement, duly executed by Purchaser;

(viii) in accordance with Section 5.11, the TECO Letter of Credit to Tampa Electric; and

(ix) with respect to each letter of credit listed on Section 5.10 of the Seller Disclosure Schedule, a Substitute Letter of Credit and, as applicable, a Letter of Credit Release or a Back to Back Letter of Credit, in each case duly executed by the issuer of such letter of credit (in the case of any Substitute Letter of Credit and Back to Back Letter of Credit) or other applicable party (in the case of the Letter of Credit Release) and delivered to or by (as applicable) the beneficiary thereof in accordance with Section 5.10.

Section 2.3. Net Working Capital and Covered Capital Expenditure Purchase Price Adjustment.

(a) No later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a certificate (the “Seller Certificate”) of a duly authorized representative of Seller, setting forth its good faith estimate of (i) the Net Working Capital (the “Estimated Net Working Capital”) and (ii) the Covered Expenditures (the “Estimated Covered Capital Expenditure Amount”).  For the avoidance of doubt, the Seller Certificate and all information set forth therein shall be prepared and determined, as applicable, in accordance with the terms set forth in Section 2.5.

(b) On the Closing Date, the Base Purchase Price shall (i) if the Estimated Net Working Capital exceeds the Reference Net Working Capital, be increased by an amount equal to the amount of such excess, and (ii) if the Reference Net Working Capital exceeds the Estimated Net Working Capital, be decreased by an amount equal to such excess (such increase or decrease, as the case may be, being referred to herein as the “Estimated Closing Adjustment”).

(c) Within sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Seller the following (collectively, the “Preliminary Statement”):

(i) an unaudited consolidated balance sheet of the Company as of the close of business on the Closing Date (the “Preliminary Closing Balance Sheet”), prepared by Purchaser in good faith in accordance with the terms set forth in Section 2.5;

(ii) a calculation by Purchaser of the Net Working Capital based on the Preliminary Closing Balance Sheet and determined in good faith in accordance with the terms set forth in Section 2.5 (the “Preliminary Net Working Capital”); and

(iii) a calculation by Purchaser of the Covered Expenditures determined in good faith in accordance with the terms set forth in Section 2.5 (the “Preliminary Covered Capital Expenditure Amount”).

(d) Seller shall have thirty (30) days following receipt of the Preliminary Statement to review the Preliminary Closing Balance Sheet and the calculations of the Preliminary Net Working Capital and the Preliminary Covered Capital Expenditure Amount, and to notify Purchaser in writing if it disputes any aspect of the Preliminary Closing Balance Sheet, the Preliminary Net Working Capital or the Preliminary Covered Capital Expenditure Amount set forth in the Preliminary Statement (the “Dispute Notice”), specifying the reasons therefor in reasonable detail, including without limitation the dollar amount of each disagreement and supporting documentation for each disagreement.  In connection with Seller’s review of the Preliminary Statement, Purchaser shall permit, and shall cause its Affiliates and Representatives to permit, Seller and its Representatives to have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Purchaser or its Representatives in connection with its preparation of the Preliminary Closing Balance Sheet and/or its calculation of the Preliminary Net Working Capital and the Preliminary Covered Capital Expenditure Amount, and to finance personnel of Purchaser and its Affiliates and any other information which Seller or any Representative thereof reasonably requests, and Purchaser shall, and shall cause its Affiliates and Representatives to, otherwise cooperate with Seller and its Representatives in connection therewith; provided, however, that Purchaser shall not be required to provide, or cause to be provided, any relevant work papers, schedules, memoranda or other documents if outside legal counsel to Purchaser shall have advised Purchaser that the provision thereof would be reasonably likely to jeopardize the attorney-client privilege.

(e) In the event that Seller shall deliver a Dispute Notice to Purchaser, Purchaser and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable and, upon such resolution, if any adjustments to the Preliminary Closing Balance Sheet, the Preliminary Net Working Capital and/or the Preliminary Covered Capital Expenditure Amount] shall be made in accordance with the agreement of Purchaser and Seller, then Purchaser and Seller shall set forth any such agreement in writing.  In connection with Purchaser’s review of the Dispute Notice, Purchaser and its Representatives shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by Seller or its Representatives in connection with Seller’s preparation of the Dispute Notice and to finance personnel of Seller and any other information which Purchaser or any of its Representatives reasonably requests, and Seller shall, and shall cause its Affiliates and Representatives to, otherwise cooperate with Purchaser and its Representatives in connection therewith; provided, however, that Seller shall not be required to provide, or cause to be provided, any relevant work papers, schedules, memoranda or other documents if outside legal counsel to Seller shall have advised Seller that the provision thereof would be reasonably likely to jeopardize the attorney-client privilege.  If Purchaser and Seller are unable to resolve any such dispute within twenty (20) Business Days (or such longer period as Purchaser and Seller shall mutually agree in writing) of Seller’s delivery of such Dispute Notice, Purchaser and Seller shall promptly submit to the Independent Accounting Firm for resolution any items remaining in dispute, and any determination of the Independent Accounting Firm shall be final and binding on the parties.  Purchaser and Seller agree to enter into a customary engagement letter with the Independent Accounting Firm (and shall provide customary indemnification thereto, if so requested by the Independent Accounting Firm), and any fees, costs or expenses of the Independent Accounting Firm (and the American Arbitration Association if engaged pursuant to the definition of Independent Accounting Firm) in respect of its services as contemplated by this Section 2.3 shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.  The Independent Accounting Firm shall be instructed to use commercially reasonable efforts to perform its services and reach a final determination with respect to the matters submitted to it for resolution within thirty (30) days of submission of the Preliminary Closing Balance Sheet, the Preliminary Statement and the Dispute Notice and, in any case, as promptly as practicable after such submission.  In resolving any disputed item, the Independent Accounting Firm (i) shall be bound by the provisions of this Section 2.3 and any other relevant provisions of this Agreement and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by either Purchaser or Seller.  The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether the calculation of the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital was done in accordance with this Section 2.3, and whether there were mathematical errors in such calculation, and the Independent Accounting Firm is not to make any other determination. The Independent Accounting Firm shall make its determination based solely on presentations and supporting material provided by the parties and not pursuant to any independent review.  In connection with the Independent Accounting Firm’s consideration of the dispute submitted to it, each party hereto shall permit, and cause its Affiliates and Representatives to permit, the Independent Accounting Firm and its Representatives to have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by such party or its Representatives in connection with its preparation of the Preliminary Closing Balance Sheet, the Preliminary Statement and/or the Dispute Notice, as the case may be, and to finance personnel of such party and its Affiliates and any other information which the Independent Accounting Firm or any Representative thereof reasonably requests, and the parties hereto shall, and shall cause their respective Affiliates and Representatives to, otherwise cooperate with the Independent Accounting Firm and its Representatives in connection therewith; provided, however, that neither Seller nor Purchaser shall be required to provide, or cause to be provided, any relevant work papers, schedules, memoranda or other documents if outside legal counsel to Seller or Purchaser, as applicable, shall have advised Seller or Purchaser, as applicable, that the provision thereof would be reasonably likely to jeopardize the attorney-client privilege.  The Preliminary Closing Balance Sheet, the Preliminary Net Working Capital and the Preliminary Covered Capital Expenditure Amount, (i) if no Dispute Notice has been timely delivered by Seller, as originally submitted and calculated by Purchaser, or (ii) if a Dispute Notice has been timely delivered by Seller, as adjusted pursuant to the resolution of such dispute in accordance with this Section 2.3 (whether by mutual written agreement of Purchaser and Seller, or by the determination of the Independent Accounting Firm), is referred to herein, respectively, as the “Final Closing Balance Sheet,” the “Final Net Working Capital” and the “Final Covered Capital Expenditure Amount.”

(f) The Closing Consideration shall be adjusted as follows (and the aggregate amount of the net increase or decrease, as the case may be, to the Closing Consideration effected pursuant to the immediately following clauses (i) and (ii) is referred to as the “Final Closing Adjustment”):

(i) (A) if the Final Net Working Capital exceeds the Estimated Net Working Capital, increased by the amount of such excess, or (B) if the Estimated Net Working Capital exceeds the Final Net Working Capital, decreased by the amount of such excess; and

(ii) (A) if the Final Covered Capital Expenditure Amount exceeds the Estimated Covered Capital Expenditure Amount, increased by the amount of such excess, or (B) if the Estimated Covered Capital Expenditure Amount exceeds the Final Covered Capital Expenditure Amount, decreased by the amount of such excess.

(g) After the determination of the Final Closing Adjustment pursuant to this Section 2.3:

(i) if the Closing Consideration shall be increased, then Purchaser shall promptly (but in no event more than five (5) Business Days after the determination of the Final Closing Adjustment) pay to Seller the amount of the Final Closing Adjustment by wire transfer of immediately available funds to an account designated by Seller; and

(ii) if the Closing Consideration shall be decreased, then Purchaser and Seller shall promptly (but in no event more than five (5) Business Days after the determination of the Final Closing Adjustment) deliver joint written instructions to the Escrow Agent instructing it to pay to Purchaser from the Closing Escrow Account and pursuant to the Closing Escrow Agreement an amount equal to the amount of the decrease to the Closing Consideration as a result of the Final Closing Adjustment, it being understood and agreed that payment from the Closing Escrow Account shall be the sole and exclusive source of recovery for Purchaser in the event that the Final Closing Adjustment results in amounts being owed to Purchaser pursuant to the terms hereof; provided, however, that solely with respect to the portion (if any) of the Final Closing Adjustment attributable solely to Eligible Direct Claims, Purchaser shall have the right, in lieu of (and not in addition to) receiving such payment from the Closing Escrow Account, to receive payment in respect thereof directly from Seller in an amount not to exceed the Eligible Direct Claims Amount (it being understood that any amounts payable to Purchaser pursuant to this Section 2.3(g)(ii) that are in excess of the Eligible Direct Claims Amount or that do not relate to an Eligible Direct Claim shall be paid to Purchaser solely out of the Closing Escrow Account in accordance with the terms set forth herein and in the Closing Escrow Agreement and Seller shall have no direct liability with respect thereto).

(h) The parties acknowledge that the payments contemplated by this Section 2.3 are intended by the parties to be treated as part of the Closing Consideration and the parties will treat any such payment as an adjustment to the Closing Consideration for Tax and financial reporting purposes. Purchaser and Seller agree not to take any position, including, without limitation, for federal, state, foreign or local Tax purposes, that is inconsistent with the intent expressed in this Section 2.3(h).

Section 2.4. Escrow Deposits.

(a) Concurrent with the execution and delivery of this Agreement, Purchaser shall deposit an amount equal to $5,550,000 (such amount, the “Signing Date Escrow Amount”) in immediately available funds into an escrow account (the “Signing Date Escrow Account”) to be established and maintained by JPMorgan Chase Bank, N.A. (the “Escrow Agent”), pursuant to an escrow agreement, substantially in the form of Exhibit E attached hereto (the “Signing Date Escrow Agreement”).  In addition, in the event that prior to the close of business on October 31, 2012, (i) the Closing shall not have occurred, and (ii) this Agreement shall not have been validly terminated in accordance with Section 7.1 (but in all cases subject to Section 2.2 above), Purchaser shall deposit, prior to the close of business on the subsequent Business Day thereafter, an additional $5,550,000 in immediately available funds into the Signing Date Escrow Account (which, for purposes of this Agreement, shall be deemed to increase the “Signing Date Escrow Amount”, on a dollar-for-dollar basis, as if such additional amount was deposited into the Signing Date Escrow Account concurrent with the execution and delivery of this Agreement). The Signing Date Escrow Amount shall be held by the Escrow Agent pursuant to the terms of the Signing Date Escrow Agreement and shall be released to (i) Seller upon the earlier to occur of (A) the Closing, and (B) the termination of this Agreement pursuant to Section 7.1(f)(i) or Section 7.1(f)(iii) hereof, or  (ii) if not so released to Seller, shall be released to Purchaser upon the termination of this Agreement (other than pursuant to Section 7.1(f)(i) or Section 7.1(f)(iii) hereof), in all cases in accordance with the terms set forth herein and therein.

(b) Concurrent with the Closing, Purchaser shall deposit an amount equal to six percent (6%) of the Base Purchase Price (after giving effect to any adjustment being made thereto on the Closing Date pursuant to Section 2.3(b)) (such amount, the “Closing Escrow Amount”) in immediately available funds into an escrow account (the “Closing Escrow Account”) to be established and maintained by the Escrow Agent pursuant to an escrow agreement, substantially in the form of Exhibit F attached hereto, with such changes as may be required by the Escrow Agent (the “Closing Escrow Agreement”), to be entered into on the Closing Date by Purchaser, Seller and the Escrow Agent.  The Closing Escrow Amount shall be held by the Escrow Agent pursuant to the terms of the Closing Escrow Agreement.  Except as otherwise specified herein (including with respect to Eligible Direct Claims), the Closing Escrow Amount shall serve as security for, and as the sole source of payment of, the amounts (if any) payable to the Purchaser Indemnitees or Purchaser pursuant to Article VIII and/or Section 2.3(g)(ii), as applicable.

Section 2.5. Accounting Principles.

(a) The Seller Certificate and the Preliminary Statement (and all estimates and calculations of Net Working Capital and Covered Expenditures) shall be prepared in accordance with GAAP applied using the same accounting methodologies, principles and procedures used in, and on a basis consistent with, those applied by Seller in preparing the Financial Statements of the Company as of and for the period ended August 31, 2012 (including calculating reserves in accordance with the same methodology used to calculate such reserves in preparation of such Financial Statements), except that the Seller Certificate and the Preliminary Statement (and all estimates and calculations of Net Working Capital and Covered Expenditures) shall (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement or the other Transaction Documents, (ii) not be impacted by any action of Purchaser or its Affiliates (including the Company and its Subsidiaries) after Closing and (iii) include, in the case of Net Working Capital, only those items included in the definitions of Current Assets and Current Liabilities.  The computation of Net Working Capital prepared for the purpose of establishing the Reference Net Working Capital is attached to Section 2.5 of the Seller Disclosure Schedule.  In addition, the parties acknowledge that (A) certain current liabilities of the Company and its Subsidiaries have historically been incurred and, in some instances, paid by Seller on behalf of the Company and its Subsidiaries, (B) any such current liabilities that were outstanding as of the date hereof have been accrued as current liabilities of the Company and its Subsidiaries as reflected on Section 2.5 of the Seller Disclosure Schedule, and (C) to the extent that as of the close of business on the Closing Date, Seller shall have current liabilities that were incurred on behalf of the Company or any Subsidiary thereof that have not been paid prior to such date and time, then (x) if Seller is the obligor with respect thereto (and therefore liable to pay the amounts owed to the Person entitled to receipt of such payment), then no amounts in respect thereof shall be accrued as a “Current Liability” for purposes of this Agreement, or (y) if the Company or any Subsidiary thereof is the obligor with respect thereto (and therefore liable to pay the amounts owed to the Person entitled to receipt of such payment), then all amounts in respect thereof shall be accrued as a “Current Liability” for purposes of this Agreement, notwithstanding anything contained in this Agreement (including this Section 2.5) to the contrary.  At the Closing, Purchaser shall receive an itemization of any such liabilities referenced in this Section 2.5(a)(C)(x) or (y), including identification of the obligor with respect to such liabilities, and certified by the Certifying Officer (the “Current Liability Certificate”).

(b) For the purpose of any purchase price allocation required under Section 1060 or any other provision of the Code, both Purchaser and Seller agree that the portion of the purchase price that will be allocated to (i) property, plant and equipment, (ii) accounts receivable and (iii) inventory shall be equal to their book values (the “Allocation Methodology”). Purchaser and Seller agree (A) to be bound by the Allocation Methodology established in accordance with this Section 2.5(b), (B) to act in accordance with the Allocation Methodology in the filing of all Tax Returns (including, without limitation, filing Internal Revenue Service Form 8594 (and any supplemental or amended Form 8594) with their U.S. federal income Tax Returns for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax examination or Tax litigation relating thereto (and to cooperate in the preparation of any such filings), and (C) to take no position and cause any of their Affiliates to take no position inconsistent with the Allocation Methodology for Tax purposes, unless otherwise required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 2.6. Covered Proceeding.

(a) Following the Closing, Seller (or a designee thereof) shall, at the sole expense of Seller, continue to have sole control and authority with respect to the negotiations in respect of, and the prosecution, defense and/or settlement of (including, for the avoidance of doubt, any decision to settle), each Covered Proceeding, in each case for and on behalf of the Company and any Affiliate thereof (such Affiliate of the Company as existing immediately prior to the Closing).

(b) In connection with the foregoing, Purchaser shall, and shall cause its Affiliates (including the Company and its Subsidiaries following the Closing) to use their commercially reasonable efforts to, (i) cooperate with Seller in the negotiations in respect of, and the prosecution, defense or settlement of, each Covered Proceeding, including by executing or causing the Company or any Subsidiary thereof to execute such documents or instruments as may be reasonably required in connection therewith, and (ii) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by Seller in connection therewith; provided that Seller shall reimburse Purchaser and its Affiliates for all third party, out-of-pocket and reasonable fees and expenses incurred by any of them following the Closing in connection with Purchaser’s compliance with this Section 2.6(b).

(c) Notwithstanding anything to the contrary herein, Purchaser agrees that following the Closing and until a final non-appealable award, judgment, resolution or settlement in respect of the Covered Proceeding shall be issued or entered into or agreed to in writing (for the avoidance of doubt, such resolution or settlement requiring the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries following the Closing) not to take any action or omit to take any action that would be reasonably likely to (i) reduce or otherwise adversely affect in any way (including in respect of timing of payment) any amounts alleged to be payable to the Company or any Subsidiary thereof in respect of any Covered Proceeding or (ii) otherwise have an adverse effect on the outcome of any Covered Proceeding.

(d) In the event that Purchaser or any Affiliate thereof (including, after the Closing Date, the Company or any Subsidiary thereof) receives a payment or any other proceeds from any Person in respect of any Covered Proceeding, whether due to any settlement, judgment or other resolution thereof, Purchaser shall, or shall cause an Affiliate thereof to, (i) pay (promptly (and, in any event, within five (5) Business Days) following the receipt thereof by Purchaser or any Affiliate thereof) to Seller an amount in cash equal to the entire amount of such payment or such other proceeds and (ii) provide written notice to Seller promptly following the receipt thereof and shall thereafter provide to Seller any additional information that it may reasonably request in connection therewith (provided that the provision of any such additional information to Seller shall not necessitate any unreasonable effort or expense on the part of Purchaser or any of its Affiliates, and any such reasonable out-of-pocket expenses incurred in connection therewith shall be reimbursed by Seller or its Affiliates, including the out-of-pocket costs and expenses associated with the transmittal of proceeds referenced herein).  Any payment under this Section 2.6 shall be paid to Seller by wire transfer of immediately available funds to the bank account or accounts designated in writing by Seller to Purchaser.  The parties acknowledge that Seller will be treated as retaining ownership for income Tax purposes of each Covered Proceeding and will report the receipt of the payments described herein as income (net of appropriate deductions, if any) for Tax and financial reporting purposes.  Purchaser and Seller agree not to take any position, including, without limitation, for federal, state, foreign or local Tax purposes, that is inconsistent with the intent expressed in this Section 2.6.

Section 2.7. Mosaic Arbitration.

(a) Following the Closing, Seller (or a designee thereof) shall, at the sole expense of Seller, continue to have sole control and authority with respect to the negotiations in respect of, and the prosecution, defense and/or settlement of (including, for the avoidance of doubt, any decision to settle), the Mosaic Arbitration, in each case for and on behalf of the Company and any Affiliate thereof (such Affiliate of the Company as existing immediately prior to the Closing).

(b) In connection with the foregoing, Purchaser shall, and shall cause its Affiliates (including the Company and its Subsidiaries following the Closing) to use their commercially reasonable efforts to, (i) cooperate with Seller in the negotiations in respect of, and the prosecution, defense or settlement of, the Mosaic Arbitration, including by executing or causing the Company or any Subsidiary thereof to execute such documents or instruments as may be reasonably required in connection therewith, and (ii) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by Seller in connection therewith; provided that Seller shall reimburse Purchaser and the Company for all third party, out-of-pocket and other fees and expenses incurred by any of them following the Closing in connection with Purchaser’s compliance with this Section 2.7(b).

(c) Notwithstanding anything to the contrary herein, Purchaser agrees that following the Closing and until a final non-appealable arbitration award, resolution or settlement in respect of the Mosaic Arbitration shall be issued or entered into or agreed to in writing (for the avoidance of doubt, such resolution or settlement requiring the prior written consent of Seller), Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries following the Closing) not to, amend, restate, waive any right with respect to, or otherwise modify the Mosaic Contract (including pursuant to any Alternative Mosaic Agreement) or otherwise take or omit to take any other action, in each case without the prior written consent of Seller, if such amendment, restatement, waiver, modification (including the terms of any Alternative Mosaic Agreement) or other action or omission would be reasonably likely to (i) reduce or otherwise adversely affect in any way (including in respect of timing of payment), any accrued and unpaid dead freight alleged to be payable by Mosaic to the Company or any Subsidiary thereof in respect of any period ending prior to the Closing Date or (ii) otherwise have an adverse effect on the outcome of the Mosaic Arbitration.

(d) In the event that Purchaser or any Affiliate thereof (including, after the Closing Date, the Company or any Subsidiary thereof) receives a payment from Mosaic for dead freight that has accrued in respect of any period ending prior to the Closing Date (including any payment of dead freight in connection with the resolution of the Mosaic Arbitration), or any other payment or reimbursement from Mosaic in connection with the Mosaic Arbitration, including in respect of legal fees and expenses incurred or paid by Seller, the Company or any of their respective Affiliates, Purchaser shall, or shall cause an Affiliate thereof to, pay (promptly (and, in any event, within five (5) Business Days) following the receipt thereof by Purchaser or any Affiliate thereof) to Seller an amount in cash equal to the entire amount of such dead freight payment in respect of any period ending prior to the Closing Date together with any other payments or reimbursements received by Purchaser or any Affiliate thereof in connection with the Mosaic Arbitration, including any legal fees or expenses that are so paid or reimbursed.  Any payment under this Section 2.7(d) shall be paid to Seller by wire transfer of immediately available funds to the bank account or accounts designated in writing by Seller to Purchaser.  The parties acknowledge that Seller will be treated as retaining ownership for income Tax purposes of the Mosaic Arbitration (but only to the extent of any dead freight payment in respect of any period ending prior to the Closing Date and any legal fees or expenses paid or reimbursed to the Company or any Subsidiary thereof by Mosaic) and will report the receipt of the payments described herein as income (net of appropriate deductions, if any) for Tax and financial reporting purposes.  Purchaser and Seller agree not to take any position, including, without limitation, for federal, state, foreign or local Tax purposes, that is inconsistent with the intent expressed in this Section 2.7.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (a) with respect to factual statements pertaining specifically to the Company or any of its Subsidiaries disclosed in any Qualifying SEC Report (other than (i) any information that is contained solely in the “Risk Factors” section of such Qualifying SEC Reports, except with respect to information contained in the “Risk Factors” section of such Qualifying SEC Reports consisting solely of factual historical statements, and (ii) any forward-looking statements contained in such Qualifying SEC Reports), if such factual statement(s) would be readily apparent to a reasonable person to qualify one or more of the following representations and warranties, or (b) as set forth on the Seller Disclosure Schedule, and subject to the terms set forth in Section 9.6 of this Agreement, Seller represents and warrants to Purchaser as follows:

Section 3.1. Organizational Status.  Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its governing jurisdiction and each (a) has all requisite limited liability company power and authority to own or lease and operate its assets and to carry on its business as it is now being conducted and (b) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of the Business requires it to be so qualified.  Seller has made available to Purchaser copies of the Organizational Documents of the Company and its Subsidiaries as in effect on the date hereof. Neither the Company nor any of its Subsidiaries is in default under or in violation of any of its Organizational Documents in any material respect.  The Company and each of its Subsidiaries is a United States citizen qualified to operate a vessel in the coastwise trade pursuant to 46 U.S.C. Section 802.

Section 3.2. Authorization.  The execution and delivery of this Agreement and the other Transaction Documents by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, and the performance by Seller of its obligations hereunder and thereunder, have been duly and validly authorized by all requisite limited liability company action on the part of Seller.  This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and the other Transaction Documents, when executed and delivered by Seller (assuming due authorization, execution and delivery by Purchaser and any other Person party thereto) will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.3. No Conflict.  Except as set forth in Section 3.3 of the Seller Disclosure Schedules, assuming all Governmental Filings and waiting periods described in or contemplated by Section 3.4 have been obtained or made, or have expired, the execution and delivery of this Agreement and the other Transaction Documents by Seller and the consummation by Seller of the transactions contemplated hereby and thereby will not (a) violate any applicable Law to which any of Seller, the Company or the Subsidiaries of the Company are subject, (b) with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, require the provision of notice to or the procurement of consent from, or create in any Person the right to exercise any remedy or to obtain any additional rights under or to accelerate, terminate or cancel any Company Contract or (c) conflict with or violate the Organizational Documents of Seller, the Company or the Subsidiaries of the Company.

Section 3.4. Governmental Filings.  Except as set forth in Section 3.4 of the Seller Disclosure Schedules, to the Knowledge of Seller no filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by any of Seller, the Company or the Subsidiaries of the Company in connection with the execution and delivery of this Agreement or the other Transaction Documents by Seller or the consummation by Seller of the transactions contemplated hereby or thereby, except (a) compliance with and filings under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (b) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (the “HSR Act”), and (c) Governmental Filings that become applicable as a result of matters specifically related to Purchaser or its Affiliates.

Section 3.5. Capital Structure; Subsidiaries.

(a) Seller owns all of the Interests free and clear of any Encumbrances (except for any Encumbrances arising pursuant to applicable securities Laws or that were created by or arise pursuant to the terms of this Agreement or the other Transaction Documents).  The Interests are duly authorized and were validly issued and constitute all of the outstanding equity interests of the Company.  There are no (A) outstanding obligations, options, warrants, convertible securities or other rights, agreements or commitments obligating Seller or the Company to issue or sell or otherwise transfer any equity interests of the Company, (B) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any equity interests of the Company, or (C) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any equity interests of the Company.

(b) Section 3.5(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, a list of all Subsidiaries of the Company, including its name, its jurisdiction of organization, and the percentage of its outstanding equity interests owned by the Company or a Subsidiary of the Company (as applicable).  All of the equity interests of the Subsidiaries of the Company are duly authorized and were validly issued and are owned by the Company or a Subsidiary of the Company (as applicable), free and clear of any Encumbrances (except for any Encumbrances arising pursuant to applicable securities Laws or that were created by or arise pursuant to the terms of this Agreement or the other Transaction Documents). There are no (i) outstanding obligations, options, warrants, subscriptions, convertible securities or other rights, agreements or commitments obligating the Company or its Subsidiaries to issue or sell or otherwise transfer any equity interests of the Subsidiaries of the Company, (ii) outstanding obligations of the Subsidiaries of the Company to repurchase, redeem or otherwise acquire any of their respective equity interests, or (iii) voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any equity interests of the Subsidiaries of the Company.  There are no other material assets of the Business owned, used or held for use by the Subsidiaries of the Company, other than the Vessels, and none of the Subsidiaries of the Company engage (or have engaged) in any business for or on behalf of the Company or the Seller other than the Business.

(c) None of the Company or any Subsidiary thereof is an obligor with respect to any Company Debt referred to in clause (i) of the definition thereof, whether as a primary obligor, guarantor or otherwise.

Section 3.6. Financial Statements.

(a) Seller has made available to Purchaser a true and complete copy of the Financial Statements.  The Financial Statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as and at the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the respective periods then ended (subject to year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in conformity with GAAP (except as permitted by Form 10-Q of the SEC and, without limiting the foregoing, for the lack of footnotes thereto) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Seller has not received an audit opinion of any third party (including an independent registered public accounting firm, or other accountant or Person performing a similar function) pertaining to the Financial Statements, and no such Person has undertaken a SAS 100 review or audit of the Financial Statements, except any such action undertaken by the independent public accountants of Seller in connection with the review or audit of Seller’s consolidated financial statements.

(b) Seller has devised and maintained, and has applied to the Company and its Subsidiaries, a system of internal accounting controls that are designed to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) receipts and expenditures of the Company and its Subsidiaries being made only in accordance with authorization of management, (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiary’s assets, and (iv) recorded accountability for assets being compared with the existing assets at reasonable intervals, with appropriate action taken with respect to any differences.

(c) All accounts receivable of the Company and its Subsidiaries as of the Balance Sheet Date that are reflected in the Financial Statements: (i) represent bona fide accounts receivable (net of any reserves) invoiced in the ordinary course of business consistent with the Company’s or its Subsidiaries’ past practices, and (ii) to the Knowledge of Seller, are not subject to any pending assertions of set-off, reduction, counterclaim or dispute.  The parties agree and acknowledge that (A) nothing in this Section 3.6(c) is intended to constitute, nor shall anything in this Section 3.6(c) be construed as constituting, a guarantee of collection of any of the accounts receivable owing to the Company or any of its Subsidiaries, and (B) certain accounts receivable of the Company and its Subsidiaries are for the benefit of, and will be remitted to, U.S. United Bulk Terminal, LLC in connection with services performed by US. United Bulk Terminal, LLC under the TECO Agreement and no representation or warranty is being made with respect thereto hereunder or otherwise.

(d) Set forth in Section 3.6(d) to the Seller Disclosure Schedules is a complete itemized list of all Company Debt.

Section 3.7. Undisclosed Liabilities.  Except for (i) liabilities which are accrued or reserved against in the most recent balance sheet included in the Financial Statements or disclosed (if applicable) in the notes thereto, (ii) liabilities incurred since the Balance Sheet Date in the ordinary course of business of the Company or its Subsidiaries, (iii) liabilities arising in connection with the execution and delivery of this Agreement, the other Transaction Documents and the Option Exercise Agreement and the consummation of the transactions contemplated hereby or thereby, (iv) liabilities to be included in the computation of Net Working Capital, and (v) liabilities as set forth in Section 3.7 of the Seller Disclosure Schedule, the Company and its Subsidiaries do not have any liabilities required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP.

Section 3.8. Absence of Certain Changes.  From the Balance Sheet Date through the date of this Agreement, there has not occurred any Material Adverse Effect.  Except as contemplated by this Agreement or the other Transaction Documents, from the Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted the Business in the ordinary course in all material respects, and none of the Company or its Subsidiaries has:

(a) amended its Organizational Documents;

(b) adopted a plan or agreement of liquidation, dissolution, merger, consolidation, recapitalization or other reorganization;

(c) (i) issued, sold, transferred or disposed of any of its equity interests, (ii) granted any options, warrants or other rights to purchase or obtain any of its equity interests, (iii) split, combined, subdivided or reclassified any of its equity interests, (iv) declared, set aside or paid any dividend or other distribution, other than any dividend or distribution payable in cash, with respect to any of its equity interests or (v) redeemed, purchased or otherwise acquired any of its equity interests;

(d) entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $250,000, except pursuant to existing Contracts and except purchases of assets and properties in the ordinary course of business;

(e) sold, leased, licensed or otherwise disposed of any assets or property for consideration in excess of $250,000, except pursuant to existing Contracts;

(f) except as may be required as a result of a change in Law or in GAAP, materially changed any of its material accounting principles or practices;

(g) made or rescinded any material Tax election with respect to the Company or its Subsidiaries, other than in the ordinary course of business;

(h) made any capital expenditure or commitment therefore which individually or in the aggregate exceeded $250,000;

(i) other than normal course increases, granted any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees;

(j) compromised or settled any material litigation, proceeding or governmental action relating to the Business, the Company, its Subsidiaries or the Company’s or its Subsidiaries’ assets;

(k) cancelled or reduced any of its insurance coverage;

(l) assumed, incurred or guaranteed any indebtedness for borrowed money;

(m) modified the terms of any Company Contract; or

(n) agreed or otherwise committed to take any of the foregoing actions.

Section 3.9. Legal Proceedings.  Except as set forth in Section 3.9 of the Seller Disclosure Schedules, as of the date of this Agreement, there are no Actions pending or, to the Knowledge of Seller, threatened against the Company or the Subsidiaries of the Company.  None of the Company or its Subsidiaries is subject to any Governmental Order, other than any such Governmental Order which is generally applicable to Persons engaged in businesses similar to the Business.

Section 3.10. Compliance with Laws; Permits.

(a) The Company and its Subsidiaries have at all times since January 1, 2010 operated the Business in compliance in all material respects with applicable Laws.  Since January 1, 2010 and prior to the date hereof, none of the Company or its Subsidiaries has received any written notice or, to the Knowledge of Seller, any oral communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Law in any material respect, except for any of the foregoing that have been resolved prior to the date hereof.

(b) (i)  All approvals, permits and licenses of Governmental Entities required to conduct, and that are material to, the Business as currently conducted (collectively, “Permits”), have been obtained by one or more of the Company or its Subsidiaries, as required, (ii) all such Permits are valid and in full force and effect, and (iii) the Business has, since January 1, 2010, at all times been operated in compliance in all material respects with all such Permits.  Since January 1, 2010 and prior to the date hereof, none of the Company or its Subsidiaries has received any written notice or, to the Knowledge of Seller, oral communication from any Governmental Entity or any other Person regarding (A) any actual, alleged, or potential violation of, or failure to comply with, any Permit in any material respect, or (B) any actual, proposed, or potential revocation, suspension, cancellation, termination or modification of any Permit, except in each case for any of the foregoing that have been resolved prior to the date hereof.  All applications required to have been filed for the renewal or reissuance of the Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities, except where the failure to take any such action would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.11. Environmental Matters.

(a) Except as set forth on Section 3.11 of the Seller Disclosure Schedules:

(i) one or more of the Company or its Subsidiaries have obtained all Permits that are required under any Environmental Law for the operation of the Business as currently being conducted and all such Permits are in full force and effect and the Business is being, and since January 1, 2010, has been operated in compliance therewith;

(ii) the Company and its Subsidiaries are, and since January 1, 2010, have been operating the Business in compliance in all material respects with Environmental Laws;

(iii) neither the Company nor any of its Subsidiaries has had a material release or discharge of any Hazardous Substances on, under, in or from the Real Property that is currently subject to any investigation, remediation or monitoring, or is reasonably likely to result in liability to the Company or any Subsidiary thereof (that is not covered by available insurance) pursuant to applicable Environmental Laws; and

(iv) none of the Company or its Subsidiaries has received any written notice, demand, letter, information request or claim alleging a violation or liability under any Environmental Law during the past five (5) years which has not been resolved (whether by final non-appealable judgment or a similar form of final resolution pursuant to applicable Law and practice), and none of the Company or its Subsidiaries is party to any Action or Governmental Order alleging liability under any Environmental Law.

(b) As used herein, “Environmental Law” means any Law applicable to the Business relating to (i) the protection of the natural environment, (ii) the protection of human health and safety as it pertains to exposure to Hazardous Substances released or discharged into the natural environment or (iii) the handling, use, presence, disposal, treatment, storage, release, discharge or threatened release or discharge of any Hazardous Substance.  “Hazardous Substance” means any substance that is (i) listed, classified, regulated or defined pursuant to any Environmental Law to be a pollutant, contaminant, waste, hazardous waste, hazardous substance, hazardous material, toxic substance, deleterious substance or dangerous good, (ii) any petroleum product or by-product and (iii) any asbestos-containing material.

(c) This Section 3.11 contains the sole and exclusive representations and warranties of Seller with respect to environmental matters, including any matters arising under any Environmental Law, and no other representation or warranty contained herein shall apply or cover or be deemed to apply or cover any environmental matters, notwithstanding anything to the contrary contained therein.

Section 3.12. Taxes.  Except as set forth on Section 3.12 of the Seller Disclosure Schedules:

(a) The Company and its Subsidiaries (i) have timely filed (taking into account extensions) all income and other Tax Returns required to have been filed by them prior to the date hereof, (ii) have timely paid all Taxes due and payable with respect to such Tax Returns, and (iii) with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, have made adequate accruals for such Taxes on the financial statements as and to the extent required by GAAP.

(b) There are no pending or, to the Knowledge of Seller, threatened Actions for the assessment or collection of material Taxes with respect to any of the Company or its Subsidiaries.

(c) There are no liens for material Taxes against any of the material assets of any of the Company or its Subsidiaries, other than liens for Taxes not yet due and payable or that are being contested in good faith.

(d) Since January 1, 2010, none of the Company or its Subsidiaries has executed or filed with any Tax authority any agreement that is of operative effect as of the date hereof extending the period for assessment or collection of any Taxes.

(e) Since January 1, 2010, no written claim has been received from a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns asserting that the Company or any Subsidiary is or may be subject to taxation in any such jurisdiction that has not been resolved as of the date hereof.

(f) The Company and its Subsidiaries have materially complied with all applicable Tax Laws relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid under all applicable Tax Laws.

(g) The Company and its Subsidiaries are treated as disregarded entities for U.S. federal income tax purposes under Treasury Regulations Section 301.7701-3, and neither an entity classification election nor any change in entity classification has been made with respect to the Company or any of its Subsidiaries for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3.

Section 3.13. Labor and Employees.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any other labor-related agreements with any labor union applicable to any employees of the Company or its Subsidiaries, and no such agreement is being negotiated by the Company or any Subsidiary thereof as of the date hereof; (ii) no labor dispute, labor strike or work stoppage involving the Company or any of its Subsidiaries is pending or, to the Knowledge of Seller, threatened by any labor dispute or Action; and (iii) since January 1, 2010, the Business has not experienced any labor strike, work stoppage or other similar significant labor difficulties.

(b) Section 3.13(b) of the Seller Disclosure Schedules contains a true, correct and complete list of all Company Employees as of the date hereof, including any such employee who is an inactive employee on paid or unpaid leave of absence, and his or her current title.

Section 3.14. Benefit Plans.

(a) Section 3.14(a) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of each deferred compensation, incentive compensation, equity purchase, equity option and other equity compensation plan, program or agreement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, equity bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other material employee benefit plan, fund, program or agreement, in each case, that is sponsored, maintained, or contributed to by the Company or any of its Subsidiaries or maintained by Seller for the benefit of employees of the Company or its Subsidiaries or in which employees of the Company or its Subsidiaries participate (the “Company Plans”), and Section 3.14(a) of the Seller Disclosure Schedule indicates which of such Company Plans, if any, are sponsored or maintained by the Company or any Subsidiary thereof.  With respect to each Company Plan, Seller has heretofore made available to Purchaser true and complete copies, to the extent applicable, of the plan documents and any amendments thereto and any related trust or other funding vehicle and any reports or summaries required under ERISA or the Code.

(b) To the Knowledge of Seller, (i) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Subsidiary thereof that has not been satisfied in full, and (ii) no condition exists that presents a material risk to the Company or any Subsidiary thereof of incurring any such liability. Neither the Company nor any ERISA Affiliate thereof contributes to, or since December 5, 2007 has contributed to or has (or, at any time since December 5, 2007, had any liability or obligation, whether actual or contingent), with respect to any plan that is, (i) a “multiemployer pension plan”,” as defined in section 3(37) of ERISA, (ii) a pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (iii) a voluntary employees’ beneficiary association under Section 401(c)(9) of the Code, or (iv) a welfare benefit fund within the meaning of Section 419(e) of the Code. To the extent that a plan that is sponsored by the Company or any ERISA Affiliate is subject to Section 409A of the Code, any such plan or program complies with the requirements of this Section, and no plan failure has occurred which would subject any covered person to the tax specified in Section 409A(a)(1)(B) of the Code.

(c) Each Company Plan has been operated and administered in all material respects as it relates to employees of the Company in accordance with its terms and applicable Law, including ERISA and the Code.

(d) No Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former employees of the Company or any Subsidiary for periods extending beyond their retirement dates or other termination of service, other than coverage mandated by applicable Law.

(e) Except as set forth on Section 3.14(e) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee of the Company or any Subsidiary to severance pay, unemployment compensation, or any other payment under any Company Plan, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee under any Company Plan.

(f) There are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any Company Plan, by any employee or beneficiary covered under any such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits), in each case relating to any employee of the Company or any Subsidiary thereof.

(g) The Seller’s 401k plan is not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Entity, and no matters are pending with respect to such plan under the IRS’s voluntary compliance program, it closing agreement, or similar programs.

Section 3.15. Company Contracts.

(a) Section 3.15(a) of the Seller Disclosure Schedule sets forth a true and complete list of Contracts in effect as of the date of this Agreement to which any of the Company or its Subsidiaries is a party or by which any of them is otherwise expressly bound, in each case which are in the categories listed below (collectively with the Company Leases, the “Company Contracts”); provided, however, that a Contract referenced by more than one description need only be listed once on Section 3.15(a) of the Seller Disclosure Schedule:

(i) Any material partnership or joint venture Contract with a third party;

(ii) any Contract containing a covenant not to compete that materially impairs the ability of the Company or its Subsidiaries to freely conduct the Business in any geographic area;

(iii) any Contract evidencing any obligations of the Company or its Subsidiaries pursuant to any surety bond or performance bond or any letter of credit issued on behalf of the Company or its Subsidiaries, in each case where the face amount thereof is in excess of $100,000;

(iv) any operating agreement, management agreement, crewing agreement, contract of affreightment, transportation agreement or financial lease with respect to any Vessel that, in each case, by its terms requires payments by or to any of the Company or its Subsidiaries in excess of $250,000 during any full year during the term thereof (without giving effect to any renewal periods thereunder);

(v) any Contract with a third party (other than the Company or any Subsidiary thereof) for the charter of any Vessel that requires payments by or to the Company or its Subsidiaries in excess of $250,000 during any full year during the term thereof (without giving effect to any renewal periods thereunder);

(vi) any other Contract, not otherwise covered by clauses (i) through (vi) of this Section 3.15(a), that requires payments by or to any of the Company or its Subsidiaries in excess of $250,000 during any full year during the term thereof (without giving effect to any renewal periods thereunder) and is not terminable on ninety (90) days or less notice by the Company or any Subsidiary thereof without payment of an amount in excess of $250,000;

(vii) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money;

(viii) any Contract with any Person with whom any of the Company or its Subsidiaries do not deal at arm’s length within the meaning of the Code requiring monetary payment of more than $50,000 per annum, other than employment contracts in the ordinary course of business;

(ix) any guarantee, assumption or endorsement of, or any similar commitment of or by any of the Company or its Subsidiaries with respect to, the indebtedness of any other Person (other than the Company and its Subsidiaries);

(x) any agreement, option or commitment to acquire any securities or equity interest in any Person; and

(xi) any Contract for the purchase or sale of any Vessel for consideration that is reasonably expected to be in excess of $250,000 for any single Vessel.

(b) (i) Each Company Contract (A) constitutes a valid and binding obligation of the Company or the Subsidiary of the Company party thereto and, to the Knowledge of Seller, the other parties thereto, and (B) assuming such Company Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company or Subsidiary of the Company that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), and (ii) none of the Company or its Subsidiaries or, to the Knowledge of Seller, any third party is in material breach or default under any Company Contract, and, to the Knowledge of Seller, there is no event, occurrence, condition or act (including the transactions contemplated hereby) that, with the giving of notice or the lapse of time would become a material breach, default, or event of default under any Company Contract and none of the Company or its Subsidiaries has given written notice of a material breach or default to any other party under any Company Contract.  True and complete copies of each Company Contract have been delivered or made available to Purchaser or its Representatives.

Section 3.16. Insurance.  Section 3.16 of the Seller Disclosure Schedule sets forth a true and complete list of all policies of insurance maintained by Seller that provide coverage with respect to the Business and the Company’s and each of its Subsidiaries’ properties and assets that are in effect as of the date of this Agreement (the “Insurance Policies”).  All of the Insurance Policies are in full force and effect (other than any policies that, following the date hereof, cease to be in full force and effect as a result of expiring in accordance with their terms).  As of the date hereof, there is no claim by Seller with respect to the Company or any of its Subsidiaries pending under any such Insurance Policies as to which coverage has been denied or disputed in writing by the applicable insurers.  All premiums due and payable under all such Insurance Policies which have become due prior to the date hereof have been paid and Seller (as it relates to the Company or its Subsidiaries, as applicable) is in compliance in all material respects with the terms and conditions of such Insurance Policies. None of the Company or its Subsidiaries has executed written notice of cancellation of any such Insurance Policies.

Section 3.17. Real and Personal Property.

(a) None of the Company or any Subsidiary thereof owns any real property.

(b) Section 3.17(b) of the Seller Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all of the material leases, material subleases or other material instruments or material permits pursuant to which the Company or any of its Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property owned by another Person (collectively, the “Company Leases”), and each leased or subleased parcel of real property in which the Company or any of its Subsidiaries is a tenant, subtenant or occupant thereunder (the “Leased Real Property”). The Company Leases contain the entire agreement between the landlord of each Leased Real Property and the Company or its Subsidiary and there is no other Contract between the landlord and the Company or its Subsidiary affecting the Leased Real Property.

(c) Neither the Company nor any of its Subsidiaries is a party to any lease, sublease, concession agreement, or use or occupancy agreement under which the Company or any of its Subsidiaries is a landlord, sublandlord, licensor, grantor of occupancy rights or sub-lessor of the Leased Real Property, other than any of the foregoing with the Company or a Subsidiary thereof.

(d) The Company or its Subsidiaries own all tangible personal property reflected as owned in the Balance Sheet, free and clear of all Encumbrances other than Permitted Encumbrances or Contracts entered into in the ordinary course of business, except any such personal property that was sold or otherwise disposed of since the Balance Sheet Date or is sold or otherwise disposed of in accordance with, or as contemplated by, the terms set forth herein or the other Transaction Documents. All the tangible personal property purchased or otherwise acquired by the Company and its Subsidiaries since the Balance Sheet Date is owned by the Company or its Subsidiaries free and clear of all Encumbrances, other than Permitted Encumbrances or Contracts entered into in the ordinary course of business, except any such personal property that was sold or otherwise disposed of since the date of the purchase or other acquisition thereof or is sold or otherwise disposed of in accordance with, or as contemplated by, the terms set forth herein or the other Transaction Documents.  A copy of the fixed asset register of the Company and each of its Subsidiaries as of August 31, 2012, has been delivered to Purchaser prior to the date hereof. Such register contains a complete and correct list in all material respects of the fixed assets of the Company and its Subsidiaries as of August 31, 2012.

Section 3.18. Intellectual Property.  Section 3.18 of the Seller Disclosure Schedule sets forth a true and complete list of all material (a) Patents, (b) Trademark applications and registrations and (c) Copyright applications and registrations, in each case owned by any of the Company or its Subsidiaries as of the date hereof.  To the Knowledge of Seller, (i) the conduct of the Business as currently conducted does not materially infringe or otherwise materially violate any Person’s Intellectual Property rights, and there is no such claim pending or threatened in writing against any of the Company or its Subsidiaries, and (ii) no Person is materially infringing or otherwise materially violating any Company Intellectual Property right owned by any of the Company or its Subsidiaries, and no such claims are pending or threatened in writing against any Person by any of the Company or its Subsidiaries.

Section 3.19. Affiliate Transactions.  Other than employment, retention, change of control, severance or similar Contracts entered into with officers or employees of the Company or any Subsidiary thereof, all of which are set forth in Section 3.19 of the Seller Disclosure Schedule, there are no Contracts in effect as of the date hereof pursuant to which the Company or any of its Subsidiaries makes, provides or receives material payments or material services to or from Seller or any Subsidiary thereof other than the Company or any of its Subsidiaries.  Neither Seller nor any Affiliate thereof (other than the Company or any Subsidiary thereof) owns any of the assets or properties used by the Company and its Subsidiaries in the operation of the Business.

Section 3.20. Significant Customers and Significant Suppliers.  Section 3.20 of the Seller Disclosure Schedule sets forth a true and correct list of the names of the top ten (10) customers and suppliers of the Business (measured by, in the case of customers of the Business, the aggregate amount of revenue derived by the Company and its Subsidiaries from such customers and, in the case of suppliers of the Business, the aggregate dollar volume of purchases made by the Company and its Subsidiaries from such suppliers) during the eight month period ended July 31, 2012 (the “Significant Customers” and “Significant Suppliers,” respectively).  None of the Significant Customers or Significant Suppliers have informed the Company or any Subsidiary thereof (or any of their respective Affiliates or Representatives) prior to the date hereof that any such Significant Customer or Significant Supplier intends to terminate or materially reduce its obligations to or business relationship with the Company and/or any of its Subsidiaries.

Section 3.21. Vessels.

(a) The Company or the applicable Subsidiary, as the case may be, has good, valid and marketable title to each Vessel that the Company or any of its Subsidiaries purports to own, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as set forth on Section 3.21(b) of the Seller Disclosure Schedule, with respect to each Vessel, (i) such Vessel was built in the United States of America (and, if rebuilt at any time, was rebuilt in such a manner so as to not violate the requirements of the Jones Act prohibiting vessels from being rebuilt in a foreign shipyard), (ii) such Vessel has always been documented with the United States Coast Guard under the flag of the United States, with a full coastwise trading endorsement, (iii) such Vessel has always been owned by United States Citizens within the meaning of Section 2 of the Shipping Act, 1916, as amended, (iv) such Vessel has never lost its United States coastwise trading privileges by virtue of having been sold foreign, in whole or in part, or placed under foreign registry, (v) such Vessel holds in full force and effect all material certificates, licenses, permits and rights required for operation in the manner vessels of its kind are being operated in the geographical area in which such Vessel is presently being operated, and (vi) with respect to any Vessel which is classed, such Vessel has all appropriate ABS classifications or an equivalent classification with another classification society as of the date of this Agreement required under applicable Law, and except as set forth in Section 3.21(b) of the Seller Disclosure Schedules, free in all material respects of any conditions or recommendations affecting class or affecting the validity of, or restricting, the Vessel’s Certificate of Inspection issued by the United States Coast Guard, provided that no representation or warranty included in this Section 3.21(b)(vi) is made with respect to any Vessel that is laid up.

Section 3.22. Brokers’ Fees.  No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller or any of its Affiliates.

Section 3.23. SEC Documents.  Each Qualifying SEC Report (a) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Qualifying SEC Report and (b) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements included in the Qualifying SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 3.24. Disclaimer of Other Representations and Warranties.  NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS ARTICLE III OR IN THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 6.2(D), NEITHER SELLER, THE COMPANY, ANY SUBSIDIARY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE COMPANY, ITS SUBSIDIARIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, AND PURCHASER HEREBY ACKNOWLEDGES AND CONFIRMS THAT, OTHER THAN THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS ARTICLE III OR IN THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 6.2(D), IT HAS NOT RELIED ON ANY OTHER INFORMATION IN DETERMINING TO EXECUTE THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS OR TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY OF THE FORECASTS OR PROJECTIONS MADE AVAILABLE DURING DUE DILIGENCE OR OTHERWISE.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS ARTICLE III OR IN THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 6.2(D), ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY SELLER.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1. Organizational Status.  Purchaser is duly incorporated or organized and validly existing under the Laws of its governing jurisdiction and (a) has all requisite corporate or other entity power and authority to carry on its business as it is now being conducted and (b) is duly qualified to do business in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified, except where the failure to have such power and authority or to be so qualified would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.2. Authorization.  The execution and delivery of this Agreement and the other Transaction Documents by Purchaser, and the consummation by Purchaser of the transactions contemplated hereby and thereby, and the performance by Purchaser of its obligations hereunder and thereunder have been duly and validly authorized by all requisite corporate or other similar organizational action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes, and the other Transaction Documents, when executed and delivered by Purchaser (assuming due authorization, execution and delivery by the other parties thereto) will constitute, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

Section 4.3. No Conflict.  Assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4 have been obtained or made, or have expired, the execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the consummation by Purchaser of the transactions contemplated hereby and thereby will not (a) violate any applicable Law to which any of Purchaser or its Affiliates are subject, (b) except as set forth on Section 4.3 of the Purchaser Disclosure Schedule, with or without notice, lapse of time or both, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which Purchaser or its Affiliates is a party or by which Purchaser or its Affiliates is bound or to which the assets of Purchaser or its Affiliates are subject, or (c) violate the Organizational Documents of any of Purchaser or its Affiliates, other than, in the case of clauses (a) and (b) above, any such violations, defaults, conflicts, breaches, accelerations or rights that would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.4. Government Filings.  No Governmental Filings are required to be obtained or made by any of Purchaser or its Affiliates in connection with the execution and delivery of this Agreement or the other Transaction Documents by Purchaser or the consummation by Purchaser of the transactions contemplated hereby or thereby (collectively, the “Purchaser Governmental Filings”), except (a) compliance with and filings under the HSR Act, (b) compliance with and filings under the Exchange Act, and (c) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.5. Legal Proceedings.  There are no Actions pending or, to the knowledge of Purchaser, threatened against any of Purchaser or its Affiliates, which (a) if adversely determined, would reasonably be expected to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby, or (b) challenge the validity or enforceability of this Agreement or any other Transaction Document or seek to enjoin or prohibit consummation of the transactions contemplated hereby or thereby.  Neither Purchaser nor any of its Affiliates is subject to any Governmental Order that would reasonably be expected to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.6. Funding.

(a) Purchaser has delivered to Seller, as of the date of this Agreement, true, complete and correct copies of executed commitment letters, dated as of September 28, 2012 (collectively, the “Commitment Letter”, provided that, for purposes of this Agreement, the Commitment Letter shall also include, after the date hereof, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financing), from each of Regions Bank and DNB Bank ASA (the “Debt Commitment Parties”; the Debt Commitment Parties, together with to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financial institutions collectively, the “Debt Financing Sources”) pursuant to which the Debt Commitment Parties (or Debt Financing Sources, as applicable) have agreed, subject to the terms and conditions thereof, to provide or cause to be provided to Parent or a Subsidiary thereof the debt amounts set forth therein (the “Debt Financing” which includes, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financing).  The Commitment Letter is in full force and effect as of the date of this Agreement, and is the legal, valid and binding obligation of Parent and, to the knowledge of Purchaser, the other parties thereto.  As of the date hereof, no amendment or modification of the Commitment Letter has been or made and the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof.  As of the date of this Agreement, except as set forth on Section 4.6 of the Purchaser Disclosure Schedule, neither Parent nor Purchaser has any reasonable basis to believe that Parent will be unable to satisfy on a timely basis any term or condition of Closing to be satisfied by it in the Commitment Letter on or prior to the Closing Date.  As of the date hereof, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent under the Commitment Letter.  There are no conditions precedent (including any condition precedent regarding the consummation of any transaction other than the transactions contemplated by this Agreement) related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in the Commitment Letter.  As of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Commitment Letter.  The obligations of Purchaser under this Agreement are not contingent in any respect upon the funding of the amounts contemplated to be funded pursuant to the Commitment Letter.  Purchaser’s obligations under this Agreement are not subject to any condition regarding Purchaser’s, its Affiliates’ (including Parent) or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

(b) At the Closing, assuming the satisfaction of the closing conditions in Section 6.1 and Section 6.2, (i) the available cash that Parent shall make available to Purchaser together with the net proceeds from the Debt Financing will in the aggregate be sufficient for Purchaser to consummate the transactions contemplated by this Agreement and the other Transaction Documents on the Closing Date, including payment of the Closing Consideration, the Closing Escrow Amount, and all fees and expenses incurred by Parent or Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (ii) Parent shall have sufficient letter of credit availability under its revolving credit facility to enable it to caused to be issued the letters of credit required to be issued pursuant to the terms of this Agreement in connection with the Closing.

Section 4.7. Solvency.  Neither Parent nor Purchaser is entering into the transactions contemplated by this Agreement and the other Transaction Documents with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Parent, the Company or any of the Subsidiaries of the foregoing Persons. To the knowledge of Purchaser, based on information available to Purchaser as of the date of this Agreement, immediately after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents, including the Debt Financing, and the payment of the Closing Consideration, the Closing Escrow Amount, and all fees and expenses incurred by Parent and Purchaser in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, assuming satisfaction of the conditions to Purchaser’s obligation to consummate the transactions contemplated by this Agreement and the other Transaction Documents, each of Purchaser, Parent, the Company and the Subsidiaries of all of the foregoing Persons (i) as of such date will be able to pay its respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its respective debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) shall not have, as of such date, unreasonably small capital to carry on its respective business.

Section 4.8. Acquisition for Investment.  Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Purchaser’s purchase of the Interests.  Purchaser confirms that it can bear the economic risk of its investment in the Interests and can afford to lose its entire investment in the Interests, has been furnished any and all materials relating to Purchaser’s purchase of the Interests that it has requested, and Seller has provided Purchaser the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries.  Purchaser is acquiring the Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Interests.  Purchaser agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities Laws, except pursuant to an exemption from such qualification available under such securities Laws.  Purchaser is an “accredited investor” as defined in Regulation D under the Securities Act.

Section 4.9. Brokers’ Fees.  No broker, investment banker, financial advisor or other Person, other than DNB Capital Markets, Inc. is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

Section 4.10. Parent Guarantee.  Concurrently with the execution of this Agreement, Purchaser has delivered to Seller the Parent Guarantee duly executed by Parent.  The Parent Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of Parent, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law), and Parent has, and will have, sufficient assets to satisfy any and all obligations thereunder.

Section 4.11. No Reliance.  Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and its Subsidiaries and the nature and condition of their respective properties and assets and the Business and, in making the determination to proceed with the transactions contemplated by this Agreement and the other Transaction Documents, has relied solely on the results of its own independent investigation and the representations and warranties expressly made by Seller in this Article III or in the certificate delivered by Seller pursuant to Section 6.2(d).  Purchaser acknowledges that, other than as set forth in Article III hereof or in the certificate delivered by Seller pursuant to pursuant to Section 6.2(d), none of Seller, the Company, the Subsidiaries of the Company or any of their respective Representatives makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Representatives prior to the execution of this Agreement or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company and its Subsidiaries heretofore or hereafter delivered to or made available to Purchaser or any of its Representatives.  Without limiting the generality of the foregoing, neither Seller, the Company, the Subsidiaries of the Company nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials (other than as expressly set forth in Article III of this Agreement or in the certificate delivered by Seller pursuant to Section 6.2(d)) relating to the Business, assets or liabilities of the Company and its Subsidiaries made available to Purchaser, including due diligence materials, memorandum or similar materials, or in the Electronic Data Room or any presentation of the Business of the Company (or its Subsidiaries) or others, or in any other form or manner, in connection with the transactions contemplated hereby, and no statement contained in any such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.  It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available to Purchaser and its Representatives, are not and shall not be deemed to be or to include representations or warranties of Seller, the Company, the Subsidiaries of the Company or any of their respective Representatives, and are not and shall not be deemed to be relied upon by Purchaser in executing, delivering and performing this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

ARTICLE V.

COVENANTS

Section 5.1. Conduct of the Business.  From and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with the terms set forth in Article VII, and except as otherwise specifically exempted in this Agreement or any other Transaction Document by reference to one or more provisions of this Section 5.1, Seller shall cause the Company and its Subsidiaries to (a) conduct their respective businesses in the ordinary course, in all material respects, in the same manner heretofore conducted, and (b) use commercially reasonable efforts to preserve intact their respective business organizations and to preserve the present commercial relations with key Persons with whom it does business.  Without limiting the generality of the foregoing, except (1) as expressly permitted or contemplated by this Agreement, (2) for actions approved by Purchaser in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (3) as required by applicable Law (which, in the event any such action is taken (or inaction, as the case may be) by Seller or its Affiliates (as applicable) in reliance on this Section 5.1(b)(3), Seller shall promptly give written notice of the same to Purchaser), or (4) as set forth in Section 5.1 of the Seller Disclosure Schedule, from and after the date hereof and until the earlier of the Closing or the termination of this Agreement in accordance with the terms set forth in Article VII, Seller shall cause the Company and each Subsidiary of the Company not to:

(a) amend its Organizational Documents;

(b) adopt a plan or agreement of liquidation, dissolution, merger, consolidation, recapitalization or other reorganization;

(c) (i) issue, sell, transfer or otherwise dispose of any equity interest in the Company or any Subsidiary thereof, (ii) grant any options, warrants or other rights to purchase or acquire any equity interests in the Company or any Subsidiary thereof, (iii) split, combine, subdivide or reclassify any equity interests of the Company or any Subsidiary thereof, (iv) declare, set aside or pay any dividend or other distribution with respect to any equity interests of the Company or any Subsidiary thereof, except (A) dividends or distributions declared, set aside, paid or payable in cash, or (B) dividends paid or payable by a direct or indirect wholly owned Subsidiary of the Company to the Company or to any of the Company’s other direct or indirect wholly owned Subsidiaries or (v) redeem, purchase or otherwise acquire any equity interests of the Company or any Subsidiary thereof;

(d) incur any Company Debt referred to in clause (i) of the definition of Company Debt;

(e) except as required under the terms of any Company Plan or Company Contract, (i) increase the compensation or benefits payable to any officer of the Company or any Subsidiary, (ii) adopt or modify any Company Plan, or any other employee benefit plan, fund, program or agreement that would be a Company Plan if in effect on the date of this Agreement, in each case, with respect to the Company, any Subsidiary thereof and any of their respective employees or take any action to accelerate the vesting or exercisability of compensation or benefits payable thereunder or add any new participants to any non-qualified retirement plans (or, with respect to any of the preceding, communicate any intention to take such action), or (iii) enter into or modify in any employment, change of control or severance agreement with any officer of the Company or any Subsidiary thereof;

(f) acquire by merging or consolidating with, or by purchasing any assets constituting a business or equity interests of, or by any other manner, any business or any Person or division thereof;

(g) sell or otherwise dispose of any assets or properties of the Company or any Subsidiary thereof with a book value in respect of any such asset or property in excess of $250,000, except pursuant to Contracts that are in effect as of the date hereof or are entered into after the date hereof in accordance with this Section 5.1;

(h) enter into a new Contract that would be included in the definition of Company Contracts if it had been entered into as of the date of this Agreement or amend any of the Company Contracts, other than in each case (A) in the ordinary course of business of the Company or the applicable Subsidiary thereof or (B) in connection with operational emergencies, equipment failures or similar circumstances; provided, however, that prior to entering into any such Contract in the ordinary course of business of the Company or the applicable Subsidiary thereof pursuant to clause (A) immediately above with respect to which (x) the term thereof is greater than one year (without giving effect to any renewal periods or extension thereof) and (y) the volume tonnage covered thereby exceeds 1,000,000 tons per year, then Seller shall (if permitted by applicable Law) reasonably consult with Purchaser and reasonably consider Purchaser’s comments, in each case with respect thereto;

(i) except as may be required as a result of a change in, or in order to comply with, applicable Law or GAAP, change in any material respect any of its accounting principles or practices; or

(j) settle, compromise, discharge, waive, release or assign any material Action if such settlement, compromise, discharge, waiver, release or assignment would have an adverse effect on the operation of the business of the Company or any of its Subsidiaries at or following the Closing; provided that nothing shall limit the right to settle, compromise, discharge, waive, release or assign any Covered Proceeding or the Mosaic Arbitration;

(k) defer any scheduled maintenance of Vessels or fail to make any planned capital expenditures or repairs in respect of the Vessels, in each case as specified in the 2012 budget therefor that is attached as Section 5.01(k) of the Seller Disclosure Schedule (or, if the transaction is not consummated prior to December 31, 2012, such maintenance or expenditures or repairs as would be usual and customary based on the past practices of the Company and its Subsidiaries), provided that (i) no such maintenance or capital expenditures or repairs shall be required with respect to any Vessel that is laid up, and (ii) if any such maintenance or capital expenditures or repairs are so deferred or not made, then this covenant shall nonetheless be deemed complied with for all purposes hereof, but the amount of money that would be been expended by the Company or any Subsidiary thereof in connection therewith shall reduce, on a dollar-for-dollar basis, the Closing Consideration;

(l) voluntarily cancel or reduce any of its insurance coverage;

(m) agree or otherwise commit to take any of the actions set forth in the foregoing subsections (a) through (l) of this Section 5.1.

(n) Subject in all cases to Seller’s compliance with this Section 5.1, nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any Subsidiary thereof prior to the Closing.  Notwithstanding anything contained herein to the contrary, nothing shall limit or restrict any actions or activities of the Company or any Subsidiary thereof in respect of any Action that may arise or be commenced between Seller, any parent company of Seller, the Company or any Subsidiary thereof, on the one hand, and Purchaser or any Affiliate thereof (including Parent), on the other hand.

Section 5.2. Employment Matters.

(a) Except with respect to compensatory and employee benefits that may arise pursuant to or under the Company Plans identified in Sections 3.14(a)(A)(23), 3.14(a)(B)(2) and 3.14(a)(C) of the Seller Disclosure Schedule,  during the one (1) year period following the Closing, Purchaser shall, or shall cause its Affiliates to, provide to each employee of the Company or any of its Subsidiaries who is employed at the Closing (each, a “Company Employee”), for so long as the Company Employee remains so employed during such period, compensation and employee benefits that, with respect to each such employee, are not materially less favorable in the aggregate than the compensation and benefits provided to such employee under the Company Plans immediately prior to the Closing.

(b) Purchaser shall, or shall cause its Affiliates to, provide each Company Employee who incurs a termination of employment during the one (1) year period following the Closing with severance payments and severance benefits that are no less favorable than those to which such Company Employee would have been entitled under the severance pay policy that is described in Section 5.2(b) of the Seller Disclosure Schedule, assuming that a determination was made by the appropriate Person to provide the default or recommended level of benefits set forth therein; provided however, that neither Purchaser nor any of its Affiliates shall be obligated to comply with this Section 5.2(b) with respect to any Company Employee to the extent that, as a result of the nature of the termination of employee, the severance policy described on Section 5.2(d) of the Seller Disclosure Schedule entitles the Company to withhold, delay, qualify or forfeit (or other any related action) such payments.

(c) Purchaser shall, or shall cause its Affiliates, as applicable, to give Company Employees full credit for such Company Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of benefits (including for purposes of vacation and severance), but not for purposes of benefit accruals, under any benefit plans maintained by Purchaser or any of its Affiliates in which a Company Employee participates, to the same extent recognized by the Company (or any Affiliate thereof) immediately prior to the Closing; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d) Purchaser shall, or shall cause its Affiliates, as applicable, to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Purchaser or any Affiliate of Purchaser that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such Company Employees as of the Closing under the analogous Company Plan, (ii) honor any deductibles, co-payments, and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments, or out-of-pocket maximums under health plans of Purchaser or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments, or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his eligible dependents on or after the Closing, in each case to the extent that such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Plan prior to the Closing.

(e) Nothing contained in this Section 5.2, express or implied, is intended to confer upon any Company Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any Company Plan.  Further, this Section 5.2 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.2, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.2.

(f) At or prior to the Closing, Seller shall make all required matching, retirement and profit-sharing contributions to the United Maritime Group 401(k) Savings & Retirement Plan due as of the Closing with respect to the Company’s employees who are eligible for such contributions.

Section 5.3. Publicity.  Purchaser and Seller agree that no public release or public announcement of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby shall be issued or made by any party hereto or any of their respective Affiliates without the prior written consent of Purchaser and Seller, except (a) such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of Purchaser, Seller or any of their respective Affiliates are listed, in which case the party required to issue or make the release or announcement shall allow (or cause its Affiliate to allow) the other party reasonable time to comment on such release or announcement in advance of such issuance or the making thereof (but in no case shall any delay in the party commenting on such release or announcement restrict the ability of such other party from making the same if, in its good faith judgment, the failure to publish such release would be materially detrimental to its business, operations, or cause it to become in material breach or default of or under applicable Law), (b) Purchaser, Seller or any of their respective Affiliates may timely disclose this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby to the extent required pursuant to applicable securities Laws, including the Exchange Act, or Contracts requiring any such Person to make filings with the SEC, (c) that Seller shall be permitted to make, or cause the Company to make, announcements from time to time to the respective employees, customers, suppliers and other business relations of Seller, the Company and their respective Affiliates (including in connection with seeking the consent or approval of any Person pursuant to any Contract to which Seller, the Company or any of their respective Subsidiaries is a party or otherwise bound) and otherwise as Seller may reasonably determine is necessary to comply (or cause the Company or any other Subsidiary of Seller to comply) with applicable Law or the requirements of any Contract to which Seller or the Company or any of their respective Subsidiaries is a party or otherwise bound, (d) for such announcements or releases required to be made to comply with Section 5.6, (e) that nothing contained herein shall limit or restrict the right of Seller, Purchaser or any of their respective Affiliates in respect of any Action that may arise or be commenced between Seller, any parent company of Seller or the Company, on the one hand, and Purchaser or any Affiliate thereof, on the other hand, and (f) that nothing shall limit or restrict the right of Seller, Purchaser or any of their respective Affiliates to make internal announcements to their employees, so long as such announcements are in compliance with the terms and conditions of the Confidentiality Agreement.

Section 5.4. Confidentiality.  The parties acknowledge and agree that the Confidentiality Agreement between Seller and International Shipholding Corporation, dated November 23, 2011 (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with the terms set forth therein, and that any and all material and information provided by or on behalf of Seller pursuant to this Agreement or any other Transaction Document, including any information provided pursuant to Section 5.5, shall be subject to the terms set forth therein.  For the avoidance of doubt, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 7.2.

Section 5.5. Access to Information.  Subject to the terms set forth in Section 5.4 and this Section 5.5, Seller shall cause the Company and its Subsidiaries to afford Purchaser and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the assets, properties, offices and other facilities of the Company and its Subsidiaries and to their books and records, and shall furnish Purchaser with available financial, operating and other data and information with respect to the business, assets and properties of the Company and its Subsidiaries as Purchaser may reasonably request, including access to such available information or other available documentation as may be necessary for Purchaser and its Affiliates to maintain compliance with the Exchange Act.  In exercising its rights hereunder, Purchaser shall (and shall cause each of its Representatives to) use its respective commercially reasonable efforts to conduct itself so as not to interfere in the conduct of the business of the Company and its Subsidiaries prior to Closing.  Purchaser acknowledges and agrees that any contact by Purchaser and its Representatives with officers, employees, customers or agents of the Company and its Subsidiaries hereunder shall be arranged and supervised by representatives of Seller or any designee thereof, and that unless Seller otherwise provides its prior written consent, Purchaser shall not, and shall cause its Representatives not to, contact or discuss with any officer, employee, customer or agent or other business relation of the Company or any Subsidiary thereof any matters pertaining to the Company or any Subsidiary thereof, any of their respective businesses or operations or the transactions contemplated by this Agreement or any other Transaction Document.  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates (including the Company and its Subsidiaries) shall be required to disclose to Purchaser or any agent or Representative thereof any information (a) relating to any sale or divestiture process conducted by Seller for the Company, any Subsidiary thereof or the Business or Seller’s (or its Representatives’) evaluation of the Company, any Subsidiary thereof or the Business in connection therewith, including projections, financial information or other information relating thereto, or (b) if doing so could in the reasonable judgment of Seller violate any Contract or Law to which Seller or any of its Affiliates (including the Company and its Subsidiaries) is a party or to which it is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work-product privileges), it being understood and agreed that Seller may elect to limit, or cause the Company or any Subsidiary thereof to limit, disclosure of any information to certain Persons designated as a “clean team” by Purchaser (which Persons must be reasonably acceptable to Seller).  In addition, notwithstanding anything contained in this Agreement to the contrary, without the prior written consent of Seller, none of Purchaser or its Representatives shall have any right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath the Real Property.

Section 5.6. Filings, Authorizations and Consents.

(a) Seller and Purchaser shall, as promptly as practicable (and, in any event, within seven (7) Business Days following the date of this Agreement), cause to be filed (including by causing the applicable Affiliate thereof to file) with the applicable Governmental Entity the notification and report form pursuant to the HSR Act required for the transactions contemplated by this Agreement and the other Transaction Documents.  Seller and Purchaser shall, as promptly as practicable, comply, and cause any applicable Affiliate thereof to comply, with any request for additional information and documents pursuant to the HSR Act.  Seller and Purchaser shall inform, and shall cause their respective Affiliates to inform, the other promptly of any communication made by or on behalf of such party (or any Affiliate thereof) to (including permitting the other party to review such communication in advance), but in all cases, only to the extent such written communications and summaries of oral communications are customarily exchanged by parties submitting notifications under the HSR Act, or received from, such Governmental Entity and shall furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing, submission or other act that is necessary or advisable under the HSR Act, but in all cases, only to the extent such filing or written materials are customarily exchanged by parties submitting notifications under the HSR Act.  Seller and Purchaser shall keep, and shall cause their respective Affiliates to keep, each other timely apprised of the status of any communications with, and any inquiries or requests for additional information from such Governmental Entity, and shall comply, and shall cause their respective Affiliates to comply, promptly with any such inquiry or request.  Neither party shall agree, or permit any Affiliate thereof to agree, to participate in any meeting, whether in person or telephonically, with any Governmental Entity in respect of any such filings, investigation or other inquiries unless it consults with the other party in advance, and to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(b) Purchaser shall, and shall cause its Affiliates to, use its commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust, competition or other Law or in connection with any Purchaser Governmental Filings that may be asserted (or threatened to be asserted) by any Governmental Entity so as to enable the parties to expeditiously close the transactions contemplated by this Agreement and the other Transaction Documents on the terms set forth herein, provided that such efforts shall not require Purchaser to commit to or effect (or causing its Affiliates to commit to or effect), by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its (or its Affiliates) assets or businesses, or of the Company or any Subsidiary thereof or their respective businesses to be acquired pursuant to this Agreement.  In addition, without limiting the generality of the foregoing, but subject to the proviso in the foregoing sentence, Purchaser and Seller agree to take promptly, and cause their respective Affiliates to take promptly, any and all steps necessary to attempt to vacate or lift any Governmental Order or other restraint or limitation imposed by any Governmental Entity (or threatened to be imposed by any Governmental Entity) that would have the effect of, or be reasonably likely to have the effect of, making the transactions contemplated by this Agreement or the other Transaction Documents illegal or otherwise prohibiting or delaying the consummation of such transactions.

(c) Purchaser and Seller shall cooperate with one another, and cause their Affiliates to so cooperate, in determining whether any action by or in respect of, or filing with, any Governmental Entity (excluding the actions and filings described in subsections (a) and (b) of this Section 5.6) is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Company Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.  Subject to the terms and conditions of this Agreement and the Confidentiality Agreement, in taking such actions or making any such filings, the parties shall furnish such information, and cause their Affiliates to furnish such information, as may be required in connection therewith (but in all cases, only to the extent such information is customarily furnished or exchanged by parties regarding such action by or in respect of, or filing with, such Governmental Entity) and timely seek to obtain any such actions, consents, approvals or waivers.

Section 5.7. Director and Officer Liability; Indemnification.

(a) Subject to (and without limiting) Section 5.7(c), from and after the Closing and prior to the sixth (6th) anniversary of the Closing, Purchaser shall not permit the Company or any Subsidiary thereof to amend (whether by merger, dissolution, liquidation or otherwise) the Organizational Documents of the Company or any Subsidiary thereof as in effect at the Closing in a manner that would materially diminish the indemnification and contribution rights and the provisions contained therein regarding the elimination or limitation of liability, in each case of the current and former officers, directors, managing members and members of the Company and its Subsidiaries thereunder and any other Persons entitled to indemnification, contribution or liability limitation thereunder (collectively, the “Company Indemnitees”), in respect of acts or omissions (or alleged acts or omissions) occurring at or prior to the Closing, including in respect of any acts or omissions (or alleged acts or omissions) taken or not taken in connection with the execution and delivery of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby and thereby; provided that notwithstanding anything contained in this Section 5.7 to the contrary (but otherwise assuming compliance by Purchaser), in no event shall the covenants and agreements made by Purchaser herein be deemed to limit or otherwise restrict its ability to merge, consolidate, dissolve or liquidate the Company or any Subsidiary following the Closing.

(b) Prior to the Closing, Purchaser shall purchase an extended reporting period endorsement (the “Tail Insurance Policy”) under Seller’s existing directors’ and officers’ liability insurance coverage (including employment practices and fiduciary liability insurance) for the benefit of the Company Indemnitees that shall provide such Persons with coverage for six (6) years following the Closing of not less than the existing coverage and having other terms no less favorable to the insured Persons thereunder than the directors’ and officers’ liability insurance coverage presently maintained by Seller for acts or omissions occurring at or prior to the Closing Date.  Following the Closing, Purchaser shall cause the Tail Insurance Policy to remain in full force and effect and shall not, and shall not cause or permit any Affiliate thereof to, amend, waive, modify or otherwise alter the terms thereof, except as may be required by applicable Law.

(c) If the Company or any Subsidiary thereof or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or any such Subsidiary, as the case may be, shall assume the obligations of such Person that are set forth in this Section 5.7.

(d) The provisions of this Section 5.7 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each of the Company Indemnitees and their respective successors, representatives and heirs, and their rights under this Section 5.7 are in addition to, and will not be deemed to be exclusive of, any other rights to which any such Person is entitled, whether pursuant to applicable Law, agreement or otherwise.  Notwithstanding anything contained herein to the contrary, if, at any time prior to the sixth (6th) anniversary of the Closing, any Company Indemnitee delivers to Purchaser or the Company a written notice asserting a claim for indemnification under any of the provisions set forth in this Section 5.7 or any of the documents referred to herein, then the claim asserted in such notice (and the related indemnification obligations provided for hereunder or in any such document referred to herein) shall survive the sixth (6th) anniversary of the Closing until such time as such claim is fully and finally resolved.

Section 5.8. Commercially Reasonable Efforts; Further Assurances.  Upon the terms and subject to the conditions herein provided each of the parties agrees to use, and to cause their respective Affiliates to use, its or their commercially reasonable efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the other Transaction Documents, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties set forth herein; (b) the obtaining of applicable consents, waivers or approvals of any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the other Transaction Documents or the performance of the obligations hereunder or thereunder; and (d) the execution and delivery of such instruments, and the taking of such other actions, whether at or after the Closing, as the other party may reasonably require in order to carry out the intent of this Agreement (including the provision of access to such information (including financial information and support therefore) of Seller, and/or the historical operations of the Business on the one hand, or Purchaser, on the other hand, to enable either party to satisfy reporting requirements under applicable Law (including the Exchange Act)).  Notwithstanding the foregoing, none of Seller, the Company or any of their respective Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party, or agree to modify the terms of any Contract, in each case to obtain any applicable consent, waiver or approval.

Section 5.9. Tax Matters.

(a) Seller shall prepare or cause to be prepared all Tax Returns required to be filed by the Company or any of its Subsidiaries with respect to taxable periods ending on or before the Closing Date.  Seller shall cause the Company or the applicable Subsidiary thereof to file all such Tax Returns described in the preceding sentence and shall pay or cause to be paid all Taxes shown as due on such Tax Returns.

(b) Seller shall have the right to control the conduct of any audit or administrative or judicial proceeding with respect to any Taxes of, or any Tax Return required to be filed by, the Company or any of its Subsidiaries with respect to taxable periods ending on or before the Closing Date; provided, however, that Seller shall not compromise or settle any such audit or proceeding without obtaining Purchaser’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it would reasonably be expected to have a materially adverse effect on Purchaser.

(c) Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Company or any of its Subsidiaries.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Seller shall (i) retain all books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods and (ii) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting party to take possession of such books and records.

(d) Neither Purchaser nor any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall, without the prior written consent of Seller, (i) make or change any Tax election affecting a taxable period ending on or before the Closing Date of Seller or any of its Affiliates (including, before the Closing, the Company and its Subsidiaries), (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return prepared by Seller or any of its Affiliates (including, before the Closing, the Company and its Subsidiaries) relating to a taxable period ending on or before the Closing Date or (iii) take any action that results in any increased Tax liability (including a reduction in a refund) or reduction of any Tax asset of any of the Company or its Subsidiaries (or Seller or any of its Affiliates) in respect of a taxable period ending on or before the Closing Date.

(e) If a refund of Taxes (to the extent not reflected on the Final Closing Balance Sheet) (the “Refund”) is received by or credited to the account of the Company or any of its Subsidiaries in respect of any taxable period ending on or before the Closing Date, Purchaser shall cause such recipient to pay the amount of the Refund to Seller within five (5) Business Days of the receipt thereof and shall provide written notice to Seller promptly following the receipt thereof and shall thereafter provide to Seller any additional information that it may reasonably request in connection therewith.

Section 5.10. Letters of Credit.  As soon as reasonably practicable following the request of Seller made after the date hereof, Purchaser shall obtain and deliver to the beneficiary of each letter of credit that is issued in whole or in part for the benefit of the Company or any of its Subsidiaries as listed on Section 5.10 of the Seller Disclosure Schedule, a substitute letter of credit to replace in all respects, to the extent it relates to the Company or any of its Subsidiaries, each such letter of credit (each, a “Substitute Letter of Credit”), with each Substitute Letter of Credit (a) being issued by a bank or financial institution that is reasonably acceptable to the beneficiary thereof (and, if there are requirements as to the issuer thereof set forth in any agreement to which the Company or any Subsidiary thereof is a party or that arise pursuant to applicable Law, such Substitute Letter of Credit must comply with such requirements), (b) not being effective until the Closing, (c) having a face amount equal to the amount set forth on Section 5.10 of the Seller Disclosure Schedule, and (d) containing terms and conditions that are substantially similar to the terms and conditions that are set forth in the letter of credit that it is intended to replace (in whole or in part) and otherwise containing terms and conditions that are reasonably acceptable to the beneficiary thereof.  Prior to the Closing, Purchaser shall use its commercially reasonable efforts to obtain from the beneficiary of each letter of credit to be replaced (in whole or in part) pursuant to the terms hereof and deliver to Seller a full and unconditional release, effective as of the Closing, of each such letter of credit (or portions thereof) being so replaced and of all of the obligations of Seller or any Affiliate thereof (excluding, following the Closing, the Company and its Subsidiaries) with respect to such letter of credit or the portion thereof being replaced pursuant to the terms hereof (which release shall be reasonably acceptable to Sellers) (each, a “Letter of Credit Release”).  In the event Purchaser has not, as of the Closing, obtained and delivered a Letter of Credit Release in respect of all of the letters of credit (or portions thereof) being replaced in accordance with the preceding sentence (each such letter of credit (or portion thereof), an “Outstanding Seller Letter of Credit”), (i) Purchaser shall, and shall cause the Company and its Subsidiaries to, use commercially reasonable efforts to do so following the Closing and shall indemnify and hold harmless each of Seller and its Affiliates (other than the Company and its Subsidiaries) from and against any and all Losses incurred by Seller or any of its Affiliates (other than the Company and its Subsidiaries) arising out of or relating to such letter(s) of credit, and (ii) without limitation of the foregoing, Purchaser shall deliver to Seller at the Closing a letter of credit in respect of each Outstanding Seller Letter of Credit in the substantially the form attached as Exhibit G hereto that (A) is issued by an Eligible Bank, (B) has a stated term that does not end prior to the date that is thirty (30) days after the stated term of the related Outstanding Seller Letter of Credit, and (C) has a face amount equal to one hundred ten percent (110%) of the face amount of the relate Outstanding Seller Letter of Credit (each such letter of credit delivered to Seller, a “Back to Back Letter of Credit”).

Section 5.11. TECO Agreement.

(a) As soon as reasonably practicable following the request of Seller made after the date hereof, Purchaser shall deliver the TECO Performance Letter to Seller and Tampa Electric, which shall not be effective until the Closing.  Without limitation of any of the other terms set forth in this Agreement, including in this Section 5.11, (i) Purchaser shall make such changes to the TECO Performance Letter as Tampa Electric may reasonably request and shall otherwise take or cause to be taken such other actions in respect of the TECO Agreement (including in respect of Purchaser’s or the Company’s (or its Subsidiaries’) obligations thereunder) as may reasonably be requested by Seller or Tampa Electric in connection with the purchase by Purchaser of the Interests, and (ii) Purchaser shall comply, and cause the Company and its Subsidiaries to comply, with all of the Company’s, its Subsidiary’s or Purchaser’s respective obligations (if any) now or hereafter existing under the terms of the TECO Agreement (including without limitation any obligation of the Company or any Subsidiary thereof to maintain any insurance applicable to the Company or any Subsidiary thereof or the business or operations thereof that is required pursuant to the terms of the TECO Agreement).

(b) As soon as reasonably practicable following the request of Seller made after the date hereof, Purchaser shall obtain and deliver (or cause to be delivered) to Tampa Electric a letter of credit, substantially in the form attached hereto as Exhibit H (subject to such changes thereto as Tampa Electric may reasonably request to be made thereto), with a face amount equal to $6,000,000, it being understood and agreed that such letter of credit shall be delivered pursuant to Section 22.1 of the TECO Agreement and shall satisfy and comply with the requirements of a “Letter of Credit” under the terms of the TECO Agreement (including in respect of the minimum credit rating of the issuer thereof as set forth in the definition of “Letter of Credit” in the TECO Agreement) and otherwise comply with all of the requirements of the TECO Agreement, including in respect of the period of time during which such letter of credit shall remain outstanding and the expiration date thereof (the “TECO Letter of Credit”); provided, however, that the TECO Letter of Credit shall not be effective until the Closing shall have occurred.  In the event that at any time following the Closing, the TECO Letter of Credit shall be drawn upon, then Purchaser shall cause the face amount of such letter of credit to be increased, or shall cause an additional letter of credit that complies with the terms set forth in the immediately preceding sentence and the TECO Agreement, and that is substantially identical to the TECO Letter of Credit obtained and delivered to Tampa Electric in connection with the Closing to be delivered to Tampa Electric, such that the aggregate face amount of all letters of credit delivered to and held by Tampa Electric (after giving effect to any draws on letters of credit previously delivered to Tampa Electric by or on behalf of Purchaser) under the TECO Agreement shall be no less than $6,000,000.

(c) From and after the date hereof and prior to the Closing, Purchaser and Seller shall, and shall cause their respective Affiliates to, subject (in the case of Seller and its Affiliates) to the terms set forth in the last sentence of Section 5.8, use their respective commercially reasonable efforts to obtain from Tampa Electric and deliver to Seller a full and unconditional release, effective as of the Closing, of all of the obligations and liabilities of Seller and its Affiliates (other than the Company and its Subsidiaries) with respect to (i) the TECO Letter of Credit (including any obligation to increase the face amount thereof or deliver a supplemental letter of credit), or (ii) the obligations and liabilities of the Company or any Subsidiary thereof pursuant to the TECO Agreement, including any obligation of Seller to cause the Company and its Subsidiaries to perform their respective obligations thereunder or be liable to Tampa Electric for any breach or non-compliance by the Company or any Subsidiary thereof with the terms set forth therein  (which release shall be in a form reasonably acceptable to Seller) (the “TECO Release”).  In furtherance of the foregoing, if requested by Seller or Tampa Electric, Purchaser shall (or shall cause an Affiliate thereof designated by Seller or Tampa Electric to), effective at the Closing, agree to assume and be liable and responsible for (through the execution of a Contract containing terms and conditions that are reasonably acceptable to Seller and Tampa Electric) any and all of the obligations and liabilities of Seller with respect to the TECO Letter of Credit (including any obligation to increase the face amount thereof or deliver a supplemental letter of credit) and under the terms of the TECO Agreement (including any obligation of Seller to cause the Company or any Subsidiary thereof to perform their respective obligations thereunder or be liable to Tampa Electric for any breach or non-compliance by the Company or any Subsidiary thereof with the terms set forth therein), but only to the extent that such obligations and liabilities relate to the Company or any Subsidiary thereof, and specifically excluding any obligations or liabilities of Seller under the TECO Agreement that relate to any former Subsidiaries of Seller thereunder that are not the Company or any Subsidiary thereof (the obligations so assumed, the “TECO Assumed Obligations”).  In the event Purchaser and Seller have not, as of the Closing, obtained the TECO Release, (i) Purchaser shall use commercially reasonable efforts to do so following the Closing, including by agreeing to assume (in accordance with the terms set forth in the immediately preceding sentence) the TECO Assumed Obligations through the execution of a Contract containing terms and conditions that are reasonably acceptable to Seller and Tampa Electric, (ii) Purchaser shall not permit, and shall cause the Company and its Subsidiaries not to permit, the TECO Agreement to be amended, supplemented, modified, renewed or extended in a manner that increases or extends, or that is reasonably likely to increase or extend, the obligations of Seller or any Affiliate thereof thereunder, without the prior written consent of Seller, and (iii) Purchaser shall, and shall cause the Company and its Subsidiaries to, indemnify and hold harmless each of Seller and its Affiliates (other than the Company and its Subsidiaries) from and against any and all Losses incurred by Seller or any of its Affiliates (other than the Company or any Subsidiary thereof) arising out of or relating to the TECO Letter of Credit or the obligations or liabilities of the Company or its Subsidiaries pursuant to the TECO Agreement, including in the event of any Letter of Credit Default (as defined in the TECO Agreement) or in the event of any requirement of Seller to reinstate the TECO Letter of Credit pursuant to the terms of the TECO Agreement.

Section 5.12. Release of Guarantees.  From and after the date hereof and prior to the Closing, Purchaser and Seller shall, and shall cause their respective Affiliates to, subject (in the case of Seller and its Affiliates) to the terms set forth in the last sentence of Section 5.8, use their respective commercially reasonable efforts to obtain from each beneficiary of a Guarantee and deliver to Seller a full and unconditional release, effective as of the Closing, of all of the obligations and liabilities of Seller and its Affiliates (other than the Company) with respect to each such Guarantee (which release shall be in a form reasonably acceptable to Seller and Purchaser) (the “Guarantee Release”).  In furtherance of the foregoing, if requested by Seller or any beneficiary of a Guaranty, Purchaser shall (or shall cause an Affiliate thereof designated by Seller or any such beneficiary to), effective at the Closing, (a) agree to assume and be liable and responsible for (through the execution of a Contract containing terms and conditions that are reasonably acceptable to Seller and such beneficiary) any and all of the obligations and liabilities of Seller or any Affiliate thereof with respect to any Guarantee, including any obligation of Seller or any such Affiliate to cause the Company to perform its obligations under any Contract that are guaranteed by Seller or any Affiliate thereof and be liable to such beneficiary for any breach or non-compliance by the Company with the terms set forth therein (the obligations so assumed, the “Guaranteed Assumed Obligations”), and/or (b) deliver to the beneficiary of any Guarantee such additional credit support or enhancement (including for example a letter of credit) as such beneficiary may request in connection with agreeing to provide a Guarantee Release.  In the event Purchaser and Seller have not, as of the Closing, obtained a Guarantee Release with respect to each Guarantee, (i) Purchaser shall use commercially reasonable efforts to do so following the Closing, including by agreeing to assume (in accordance with the terms set forth in the immediately preceding sentence) the Guaranteed Assumed Obligations through the execution of a Contract containing terms and conditions that are reasonably acceptable to Seller and the beneficiary of the applicable Guarantee and/or delivering a letter of credit, in each case as further provided in the immediately preceding sentence, (ii) Purchaser shall not permit, and shall cause the Company and its Subsidiaries not to permit, any Contract to which such Guarantee relates to be amended, supplemented, modified, renewed or extended in a manner that increases or extends, or that is reasonably likely to increase or extend, the obligations of Seller or any Affiliate thereunder, without the prior written consent of Seller, and (iii) Purchaser shall, and shall cause the Company and its Subsidiaries to, indemnify and hold harmless each of Seller and its Affiliates (other than the Company and its Subsidiaries) from and against any and all Losses incurred by Seller or any of its Affiliates (other than the Company or its Subsidiaries) arising out of or relating to any such Guarantee.

Section 5.13. Support Services.  Purchaser acknowledges that the Company and its Subsidiaries currently receive (or have received in the past) from Seller or its Affiliates certain corporate and other services and support, including general and administrative services, audit services, legal services, human resources services, tax services, finance services, cash management services, information technology services and support and insurance and facilities-related support (collectively, the “Support Services”).  Purchaser acknowledges that, except as expressly provided in this Agreement, the Support Services shall cease as of the Closing, and all agreements and arrangements in respect thereof shall terminate as of the Closing, with no further obligation of any party thereto.

Section 5.14. Insurance.  Purchaser acknowledges and agrees that all insurance coverage for the Company, its Subsidiaries and the Business under policies of Seller and its Affiliates (other than the Company and its Subsidiaries) shall terminate as of the Closing, and no claims may be brought thereunder by Purchaser, the Company or its Subsidiaries from and after the Closing under or with respect to any such insurance or the policies relating thereto; provided, however, that nothing in this Section 5.13 shall in any way affect the right of the Company or its Subsidiaries to be covered by, and make claims under, any such policy that is an occurrence-based policy for events or circumstances occurring with respect to the Company or its Subsidiaries prior to Closing if permitted under such policy, provided that such claims shall be at the Company’s (or its Subsidiaries’) sole cost and expense (including any applicable retentions or deductibles in connection with such claims and any fees or other costs or expenses incurred in connection with the collection thereof); provided further, however, that in the event any occurrence-based insurer shall make such payment on behalf of the Company or any Subsidiary thereof to Seller or an Affiliate of Seller (other than the Company or any Subsidiary thereof) in connection with such pre-Closing losses, Seller shall promptly remit such occurrence-based policy recoveries, if applicable, to the Company or the applicable Subsidiary thereof.

Section 5.15. Financing.

(a) Purchaser shall use its commercially reasonable efforts to obtain the Debt Financing as promptly as practicable on the terms and conditions described in the Commitment Letter, including using commercially reasonable efforts to seek to enforce (including through litigation) its rights under the Commitment Letter in the event of a breach thereof by the Debt Financing Sources thereunder, and using commercially reasonable efforts to: (i) maintain in effect the Commitment Letter, (ii) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Commitment Letter so that such agreements are in effect as promptly as practicable but in any event no later than the Closing, (iii) satisfy on a timely basis all conditions applicable to Purchaser in the Commitment Letter that are within its control (including by consummating the Debt Financing pursuant to the terms of the Commitment Letter), (iv) at the request of Seller and if a decree of specific performance by a court of competent jurisdiction is granted ordering the consummation of the Closing pursuant to Section 9.14 of this Agreement, fully enforce the obligations of the lenders (and the rights of Purchaser) under the Commitment Letter, including the filing of one or more lawsuits against the committing parties to fully enforce such lender’s obligations (and the rights of Purchaser) thereunder, and (v) cause the lenders and any other persons providing the Debt Financing under the Commitment Letter to fund the Debt Financing at Closing.  Without limiting the generality of the foregoing, Purchaser shall give Seller prompt notice of (i) any breach by any party to the Commitment Letter of which Purchaser become aware, (ii) the receipt of any written notice or other written communication from any Debt Financing Source with respect to any breach, default, termination or repudiation by any party to the Commitment Letter, (iii) any material dispute or disagreement between or among any parties to the Commitment Letter or any definitive documents related to the Debt Financing and (iv) if for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive documents relating thereto.  As soon as reasonably practicable, but in any event within five (5) days of the date Seller delivers Purchaser a written request, Purchaser shall provide any information reasonably requested by Seller relating to the circumstances in the foregoing sentence.

(b) Purchaser shall not release or consent to the termination of the obligations of the lenders under the Commitment Letter, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Commitment Letter, provided that such assignments or replacements would not prevent, delay or impair the availability of the Debt Financing under the Commitment Letter or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.  Purchaser shall promptly deliver to Seller copies of any such amendment, modification or replacement.  Subject to the foregoing limitations, in the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, Purchaser shall (i) promptly notify Seller of such unavailability and the reasons therefor and (ii) use its commercially reasonable efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement and the other Transaction Documents upon conditions not materially less favorable to Purchaser than those in the Commitment Letter (including as to economic terms, flex provisions and funding conditions), as promptly as practicable following the occurrence of such event (and in any event no later than the Closing).  Purchaser shall furnish Seller with complete, correct and executed copies of any definitive agreements with respect to the Debt Financing (including any alternative financing agreement) promptly upon their execution and shall keep Seller reasonably informed of the status of its efforts to arrange and consummate the Debt Financing.

(c) Purchaser acknowledges and agrees that neither the obtaining of the Debt Financing or any alternative financing is a condition to the Closing, and without limiting the terms set forth in Section 7.2, reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any alternative financing, subject to the applicable conditions set forth in Section 6.1 and Section 6.2.

Section 5.16. Financing Assistance.

(a) In the period between the date hereof and the Closing Date, upon the request of Purchaser, Seller shall cause the Company and its Subsidiaries, and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents and other representatives, at Purchaser’s sole expense, to cooperate in connection with the arrangement and obtaining of the Debt Financing, including (i) providing to Purchaser and the Debt Financing Sources from time to time information regarding the Company and its industry reasonably requested by them, to the extent such information is reasonably available to the Company and reasonably necessary in order to consummate the arrangement and the borrowings of loans contemplated by the Debt Financing, (ii) participating in a reasonable number of meetings, presentations and due diligence sessions with prospective lenders and sessions with rating agencies in connection with the Debt Financing, (iii) assisting with the preparation of materials for rating agency presentations, offering and syndication documents, business projections and similar marketing documents reasonably and customarily required in connection with the Debt Financing (provided, that Purchaser shall be solely responsible for the preparation of any pro forma financial statements contained therein), (iv) executing and delivering, as of the Closing, any guarantees, pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Commitment Letter and hedging agreements as may be reasonably requested by Purchaser and otherwise reasonably facilitating the pledging of collateral. However, notwithstanding anything to the contrary contained in this Agreement (including this Section 5.16), nothing in this Agreement shall require any cooperation to the extent that it would (i) require (A) Seller to waive or amend any terms of this Agreement, (B) the board of directors (or similar managing body) of the Company or any of its Subsidiaries to take any action, or (C) the Company or any of its Subsidiaries or representatives, as applicable,  to agree to pay any commitment, financing or other fees or reimburse any expenses prior to the Closing or to approve the execution or delivery of any document or certificate in connection with the Debt Financing (and no officer of the Company or any of its Subsidiaries who is not an officer of the Company upon the Closing shall be obligated to execute or deliver any document or certificate in connection with the Debt Financing and no counsel for the Company or any of their respective Subsidiaries shall be obligated to deliver any opinion in connection with the Debt Financing), (ii) require the Company or any of its Subsidiaries to obtain or provide audited financial statements for any period, (iii) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries, (iv) require the Company or its Subsidiaries to take any action that would conflict with or violate the organizational documents of the Company or any of its Subsidiaries or any Laws or would result in a violation or breach of, or default under, any contract or agreement to which the Company or any of its Subsidiaries is a party or (v) result in any officer or director of the Company or any of their respective Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing; and provided, further, that, irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing and neither the Company nor any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing.  Notwithstanding anything in this Section 5.16 to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or commitment in connection with the Debt Financing prior to the Closing.

(b) Purchaser shall, promptly upon request by Seller or the Company or promptly after termination of this Agreement, reimburse Seller for all reasonable out-of-pocket expenses and costs incurred by Seller, the Company and their respective Subsidiaries in connection with the performance of Seller’s obligations under this Section 5.16.  Notwithstanding anything to the contrary contained herein, Purchaser acknowledges and agrees that the Company and its Subsidiaries shall not, prior to the Closing, be obligated to incur any liability or commitment to any person under any financing (including the Debt Financing) that Purchaser may raise in connection with the transactions contemplated by this Agreement and the other Transaction Documents or any cooperation provided by this Section 5.16 and that Purchaser shall indemnify and hold harmless Seller, the Company and their respective Subsidiaries and their respective officers, directors, employees, Affiliates and/or agents from an against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith.  .

Section 5.17. Notice by Seller.  Prior to the Closing Date, Seller shall promptly provide notice to Purchaser of any fact or condition which becomes known to Seller that, absent cure, would be reasonably likely to prevent the condition to Closing set forth in Section 6.2(a) from being satisfied; provided, however, that (i) the failure to provide any such notice shall not affect (A) the obligations of the parties to effect the Closing if all of the conditions to Closing set forth in this Agreement shall have been satisfied or waived (assuming, for these purposes, that the failure to provide such notice had not occurred) (B) the rights of the parties to terminate this Agreement in accordance with Section 7.1 or (C) any of the indemnification provisions under Article VIII, and (ii) no such notice will be deemed to have cured any breach of any representation or warranty or affect any right or remedy of Purchaser under this Agreement.

Section 5.18. Notice by Purchaser.  Prior to the Closing Date, Purchaser shall promptly provide notice to Seller of any fact or condition which becomes known to Purchaser that, absent cure, would be reasonably likely to prevent the condition to Closing set forth in Section 6.3(a) from being satisfied; provided, however, that (i) the failure to provide any such notice shall not affect (A) the obligations of the parties to effect the Closing if all of the conditions to Closing set forth in this Agreement shall have been satisfied or waived (assuming, for these purposes, that the failure to provide such notice had not occurred) (B) the rights of the parties to terminate this Agreement in Section 7.1 or (C) any of the indemnification provisions under Article VIII, and (ii) no such notice will be deemed to have cured any breach of any representation or warranty or affect any right or remedy of Seller under this Agreement.

Section 5.19. Exclusivity.

(a) During the period (the “Exclusivity Period”) beginning on the date hereof and terminating on the Closing Date, Seller will negotiate exclusively with Parent, Purchaser and their respective Representatives with respect to the sale of the Interests (or any similar transaction which may result in a change of control or sale of all or substantially all of the assets of Company or its Subsidiaries) and the transactions contemplated by this Agreement and the Transaction Documents, and Seller shall not, and shall cause its Affiliates (and its and their respective Subsidiaries, directors, officers,  agents and other Representatives) not to, directly or indirectly (i) knowingly solicit, initiate, facilitate or encourage (including by furnishing information) the making by any Person (other than Parent, Purchaser and their respective Representatives) of any Acquisition Proposal, (ii) enter into, continue, participate or engage in or otherwise be associated with discussions or negotiations concerning an Acquisition Proposal or furnish or disclose or provide access to information to any Person (other than Parent, Purchaser and its Representatives) with respect to or in furtherance of any Acquisition Proposal, (iii) execute or enter into any contract or any other arrangement (including any term sheet, letter of intent or similar document, whether or not binding) with respect to any Acquisition Proposal, (iv) approve, endorse or recommend or propose to approve, endorse or recommend any Acquisition Proposal or any contract or other arrangement relating to any Acquisition Proposal, or (v) resolve, authorize or propose to agree to do any of the foregoing actions referenced in this Section 5.19(a)(i)-(iv); provided, however, that Purchaser hereby acknowledges that prior to the date of this Agreement, Seller has provided information relating to the Company and its Subsidiaries and the Business and has afforded access to, and engaged in discussions with, other Persons in connection with Acquisition Proposals and that such information, access and discussions could reasonably enable another Person to form a basis for an Acquisition Proposal without any breach by Seller of this Section 5.19(a).  Seller further agrees, and agrees to cause its Affiliates (and its and their respective subsidiaries, directors, officers, agents and other Representatives) (x) to immediately cease and cause to be terminated any existing discussions or negotiations with all other Persons conducted prior to the date hereof with respect to any Acquisition Proposal, and (y) not to grant any waiver or release under any confidentiality, standstill or similar contract or arrangement with respect to any Acquisition Proposal.

(b) Notwithstanding anything contained in Section 5.19(a), at any time during the Exclusivity Period, the governing body of Seller shall be permitted to authorize, cause or permit Seller to (i) engage in those actions described in Section 5.19(a)(i)-(v), and (ii) terminate this Agreement; provided that (1) such actions are taken solely in response to a Superior Offer, (2) governing body of Seller, acting in good faith (after consultation with and taking into account the advice of its outside counsel) determines that it is required to engage in discussions with the applicable third party concerning such Superior Offer in order to comply with its fiduciary duties to Seller and the Company or their respective members under applicable Law, and (3) such actions are conditioned on the execution of a customary letter of intent or similar agreement with such Person. Seller represents that neither it nor any of its Subsidiaries, directors, officers, employees, agents and other Representatives is currently party to or bound by any agreement with respect to any such transaction described in this Section 5.19(b)(ii)(1)-(3).

(c) In the event this Agreement is terminated by Seller pursuant to Section 5.19(b), then Seller shall pay (or cause to be paid) to Purchaser a fee (in United States currency) in an amount equal to 7.5% of the Base Purchase Price (the “Termination Fee”). The Termination Fee shall be paid by Seller concurrently with the termination of this Agreement by wire transfer of immediately available cash funds to an account designated by Purchaser.  Purchaser’s right to receive payment of the Termination Fee from Seller pursuant to this Section 5.19 (subject to the terms and conditions of this Section 5.19) shall be the sole and exclusive remedy of Purchaser against Seller or any of its members, partners, members, directors, officers, or agents for any loss, damage or injury suffered as a result of the failure of the transactions contemplated by this Agreement and the other Transaction Documents to be consummated.

Section 5.20. Subject Vessel.  Between the date hereof and the Closing, Seller or its Affiliates shall consummate (or shall have caused the consummation of, as applicable) a transfer (whether by sale, dividend or otherwise) of the Subject Vessel from the Company to Seller or one of its Affiliates (other than the Company or any of its Subsidiaries).  If, following the Closing (and assuming satisfaction of the first sentence of this Section 5.20), Seller proposes to sell the Subject Vessel for cash to any Person that is primarily engaged, or any of whose Affiliates are primarily engaged, in the business of operating any bulk cargo marine transportation business in the Gulf of Mexico that is competitive with the business operated by the Company and its Subsidiaries as of the Closing (a “Competitive Party”), then at the time the Seller determines appropriate Seller shall deliver to Purchaser a notice of the proposed sale (the “ROFR Notice”) in a manner provided in Section 9.2, which ROFR Notice shall include the material terms and conditions of such proposed transfer and the aggregate purchase price to be paid in such proposed sale.  Purchaser may exercise its right of first refusal pursuant to this Section 5.20 at any time prior to the expiration of the five day period following the date of delivery of the ROFR Notice to the Purchaser (the “Offer Period”) by delivery of written notice (the “ROFR Exercise Notice”) thereof to the Seller, which notice shall set forth the proposed closing date for the purchase of the Subject Vessel, which proposed closing date shall not be earlier than five (5) Business Days and not later than ten (10) Business Days following the delivery of the ROFR Exercise Notice.  If, upon the expiration of the Offer Period, the Purchaser has not delivered a ROFR Exercise Notice to Seller it shall be deemed to have declined its right to acquire the Subject Vessel and Seller shall be free to sell the Subject Vessel to any Person so long as the purchase price paid by such Person is not less than ninety percent (90%) of the purchase price set forth in the ROFR Notice.   The delivery of a ROFR Exercise Notice shall constitute an irrevocable offer to purchase the Subject Vessel on the terms described in the ROFR Notice.

ARTICLE VI.

CONDITIONS OF CLOSING

Section 6.1. Conditions to Obligations of Purchaser and Seller.  The respective obligations of Seller and Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment on the Closing Date of each of the following conditions:

(a) there shall not be any Law in effect making illegal the consummation of the transactions contemplated hereby, and there shall not be any Governmental Order in effect prohibiting the consummation of the transactions contemplated hereby; and

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have terminated or expired.

Section 6.2. Additional Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part in its sole discretion):

(a) (i) the representations and warranties of Seller contained in Article III of this Agreement (other than the representations and warranties set forth in Section 3.2, Section 3.5(a), the first three sentences of Section 3.5(b), Section 3.5(c) and the first sentence of Section 3.8) shall be true and correct in all respects, without giving effect to any materiality or Material Adverse Effect qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date, without giving effect to any materiality or Material Adverse Effect qualifications therein) with the same force and effect as if made on and as of the Closing Date (or such earlier date), except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (ii) the representations and warranties of Seller contained in Section 3.5(b) (other than the first three sentences thereof) and Section 3.5(c) shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications therein), on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, and (iii) the representations and warranties of Seller contained in Section 3.2, Section 3.5(a), the first three sentences of Section 3.5(b) and the first sentence of Section 3.8 shall be true and correct in all respects, on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

(b) Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date;

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect;

(d) Purchaser shall have received a certificate signed by the President, Chief Executive Officer, or Managing Member (or Person holding similar position on behalf of Seller) (the “Certifying Officer”) of Seller certifying on behalf of Seller that the conditions set forth in subsections (a), (b) and (c) of this Section 6.2 have been satisfied; and

(e) Seller shall have delivered, or cause to be delivered, to Purchaser or other applicable Person the documents required to be delivered by Seller pursuant to Section 2.2(b).

Section 6.3. Additional Conditions to Obligations of Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part in its sole discretion):

(a) the representations and warranties of Purchaser contained in this Agreement shall be true and correct in all respects, without giving effect to any materiality qualifications therein, on and as of the Closing Date (except to the extent such representations and warranties shall have been expressly made as of an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date, without giving effect to any materiality qualifications therein), with the same force and effect as if made on and as of the Closing Date, except where any failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not materially impair or delay Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(b) Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c) Seller shall have received a certificate of a duly authorized signatory of Purchaser certifying on behalf of purchaser that the conditions set forth in subsections (a) and (b) of this Section 6.3 have been satisfied; and

(d) Purchaser shall have delivered, or cause to be delivered, to Seller or other applicable Person the documents and amounts required to be delivered by Purchaser pursuant to Section 2.2(c).

ARTICLE VII.

TERMINATION

Section 7.1. Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Purchaser and Seller;

(b) by the written notice of Seller to Purchaser if the Closing shall not have occurred on or before December 31, 2012 (such date, the “Initial Outside Date”, and the Initial Outside Date as it may be extended in accordance with the terms set forth in this Section 7.1(b), the “Outside Date”); provided, however, that (i) if the condition to Closing set forth in Section 6.1(b) shall not have been satisfied on or before the Initial Outside Date, but all other conditions set forth in Article VI hereof would be satisfied if the Closing Date were to occur on the Initial Outside Date, then the Initial Outside Date shall automatically (without any action of any party hereto) be extended until the three (3) month anniversary of the Initial Outside Date (or, if such day is not a Business Day, on the first Business Day thereafter), and (ii) if the condition to Closing set forth in Section 6.1(b) shall not have been satisfied on or before the then current Outside Date, but all other conditions set forth in Article VI hereof would be satisfied if the Closing Date were to occur on such Outside Date, the Outside Date may be extended only upon the mutual written agreement of Purchaser and Seller, it being understood that, without the prior written consent of Purchaser and Seller, in no event shall the Outside Date be extended to a date that is later than the thirteen (13) month anniversary of the date of this Agreement (or, if such day is not a Business Day, the first Business Day thereafter); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to Seller if the failure of Seller to fulfill or perform any obligation, agreement or covenant under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the written notice of Purchaser to Seller if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to Purchaser if the failure of Purchaser to fulfill or perform any obligation, agreement or covenant under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d) by Seller or Purchaser, by written notice to the other, if there shall be a Law in effect making illegal the consummation of the transactions contemplated hereby, or there shall be a final and non-appealable Governmental Order in effect prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to such party if the failure of such party to fulfill or perform any obligation, agreement or covenant under this Agreement shall have been the cause of, or shall have resulted in, such Law or Governmental Order;

(e) by Purchaser if there shall have been (x) a breach of any of the representations and warranties of Seller set forth in Article III of this Agreement (and such breach has not been waived by Purchaser), which breach would cause the condition set forth in Section 6.2(a) not to be satisfied, or (y) a breach of any of the covenants or agreements of Seller set forth in this Agreement (and such breach has not been waived by Purchaser), which breach would cause the condition set forth in Section 6.2(b) not to be satisfied, but only (in the case of clauses (x) and (y) immediately above), if such breach is not cured on or before the earlier to occur of (1) thirty (30) days after receipt by Seller of written notice thereof from Purchaser, and (2) the Outside Date;

(f) by Seller if (i) (A) Purchaser has failed to consummate the Closing when required pursuant to Section 2.2 of this Agreement, (B) Seller has provided Purchaser with written notice of such failure and (C) Purchaser has failed to consummate the Closing within two (2) Business Days of receipt of such notice described in the immediately preceding clause (B), (ii) there shall have been (x) a breach of any of the representations and warranties of Purchaser set forth in Article IV of this Agreement (and such breach has not been waived by Seller), which breach would cause the condition set forth in Section 6.3(a) not to be satisfied, or (y) a breach of any of the covenants or agreements on the part of Purchaser set forth in this Agreement (and such breach has not been waived by Seller), which breach would cause the condition set forth in Section 6.3(b) not to be satisfied, but only (in the case of clauses (x) and (y) immediately above), if such breach is not cured on or before the earlier to occur of (1) thirty (30) days after receipt by Purchaser of written notice thereof from Seller, and (2) the Outside Date, or (iii) if (A) Purchaser has failed to deposit an additional $5,550,000 in immediately available funds into the Signing Date Escrow Account if and to the extent required by the second sentence of Section 2.4 hereof, (B) Seller has provided Purchaser with written notice of such failure and (C) Purchaser has failed to make such deposit within two (2) Business Days of receipt of such notice described in the immediately preceding clause (B); or

(g) by Seller pursuant to and in accordance with Section 5.19(b).

Section 7.2. Effect of Termination.

(a) In the event of the valid termination of this Agreement by any party pursuant to Section 7.1 (other than Section 7.1(a)), written notice thereof shall forthwith be given by the terminating party to the other party, and this Agreement shall thereupon terminate and become void and have no effect, the transactions contemplated hereby shall be abandoned without further action by the parties and there shall be no liability or obligation on the part of Seller or Purchaser to any other party hereto; provided, however, that (i) Section 5.3, Section 5.4, Section 5.16(b), this Section 7.2 and Article IX and the Confidentiality Agreement shall expressly survive the termination of this Agreement, (ii) termination of this Agreement shall have no effect on the Parent Guarantee, which shall remain in full force and effect with respect to Purchaser’s obligations and liabilities hereunder following the termination of this Agreement, and (iii) no party hereto shall be relieved of any liability or obligation arising from, out of or in connection with any willful breach of this Agreement by such party prior to the time of such termination.  For purposes of this Agreement, “willful breach” shall mean a breach that is a consequence of an omission by, or act undertaken by or caused by, the breaching party with the knowledge that the omission or taking or causing of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) Purchaser agrees that, if this Agreement shall have been validly terminated by Seller pursuant to Section 7.1(f)(i) or Section 7.1(f)(iii), then Purchaser shall pay to Seller a fee of $11,100,000 (the “Reverse Termination Fee”), plus any expenses due pursuant to Section 5.16(b), such payment to be effected by the delivery of written instructions (which instructions shall be delivered within three Business Days (3) following the delivery of notice of termination under this Agreement) by all necessary parties to the Escrow Agent under the Signing Date Escrow Agreement directing the Escrow Agent to deliver the entire Signing Date Escrow Amount to Seller by wire transfer of immediately available funds to such account as may be designated by Seller, and if any further amounts are owed to Seller pursuant to this Section 7.2(b) (after giving effect to any disbursements made pursuant to the Signing Date Escrow Agreement), such amounts shall be paid by Purchaser by wire transfer of immediately available funds to such account as may be designated by Seller.  The parties acknowledge and agree that the payment of the Reverse Termination Fee shall not limit or otherwise affect any other rights or remedies of Seller (whether arising under or pursuant to this Agreement, at law, in equity or otherwise) as a result of the willful breach of this Agreement by Parent and/or Purchaser.  Without limiting the foregoing, notwithstanding anything to the contrary set forth herein, Seller may pursue the remedies permitted pursuant to and in accordance with Section 9.14.

(c) Each of Purchaser and Seller acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement.  Subject to Seller’s rights pursuant to Section 9.14, and without limiting the obligations and liabilities under the Confidentiality Agreement and except in the case of the willful breach of this Agreement or the Transaction Documents by Parent and/or Purchaser, Seller’s right to receive payment of the Reverse Termination Fee from Purchaser pursuant to this Section 7.2 (or from Parent pursuant to the Parent Guarantee) shall be the sole and exclusive remedy of Seller against Purchaser or any of its stockholders, partners, members, directors, officers, Debt Financing Sources or agents for any loss, damage or injury suffered as a result of the failure of the transactions contemplated by this Agreement and the other Transaction Documents to be consummated, and upon receipt of the Reverse Termination Fee in accordance with this Section 7.2 (and except in the case of willful breach of this Agreement or any breach of the Confidentiality Agreement), none of Purchaser, Parent or any of their respective stockholders, partners, members, directors, officers or agents, or any of its Affiliates or any Debt Financing Source shall have any further liability or obligation relating to or arising out of this Agreement and the other Transaction Documents or the transactions contemplated hereby and thereby; provided, that, upon such payment, the provisions of this Section 7.2 and Article IX shall remain in full force and effect and survive any termination of this Agreement in accordance with their terms.

Section 7.3. Amendment.  This Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of the parties hereto.  This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment effected in a manner which does not comply with this Section 7.3 shall be void.

Section 7.4. Extension; Waiver.  At any time prior to the Closing, Seller may (a) extend the time for the performance of any of the obligations or other acts of Purchaser contained herein, (b) waive any inaccuracies in the representations and warranties of Purchaser contained herein or in any document, certificate or writing delivered by Purchaser pursuant hereto, or (c) waive compliance by Purchaser with any of the agreements or conditions contained herein.  At any time prior to the Closing, Purchaser may (i) extend the time for the performance of any of the obligations or other acts of Seller contained herein, (ii) waive any inaccuracies in the representations and warranties of Seller contained herein or in any document, certificate or writing delivered by Seller pursuant hereto, or (iii) waive compliance by Seller with any of the agreements or conditions contained herein.  Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  Except as otherwise expressly set forth in this Agreement, the failure of any party to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE VIII.

INDEMNIFICATION

Section 8.1. Survival of Representations, Warranties and Covenants.  The representations, warranties, covenants and agreements of Seller contained in this Agreement or in the certificate delivered by Seller pursuant to Section 6.2(d) shall survive the Closing until the twelve (12) month anniversary of the Closing Date (the “Release Date”).  The representations, warranties, covenants and agreements of Purchaser contained in this Agreement or in the certificate delivered by Purchaser pursuant to Section 6.3(c) shall survive the Closing until the Release Date.  Notwithstanding anything contained herein to the contrary, the parties hereto hereby acknowledge and agree that any claim (and only such claim, but not the related representations, warranties, covenants or agreements) for indemnification in respect of any breach of any representation, warranty, covenant or agreement contained herein that is made in writing in accordance with the terms of this Article VIII on or prior to the applicable Release Date or survival date as specified herein shall survive the Release Date or survival date as specified herein (or, if applicable, such later time) until the final resolution thereof.

Section 8.2. General Indemnification.

(a) Subject to the other provisions of this Article VIII, from and after the Closing, Purchaser and its Affiliates, including, following the Closing, the Company and its Subsidiaries (each, a “Purchaser Indemnitee”), shall be indemnified and held harmless solely out of the Closing Escrow Amount from any Losses suffered or paid by any Purchaser Indemnitee (regardless of whether or not such Losses relate to any third party claim) as a result or arising out of (i) any breach of any representation or warranty made by Seller in Article III or the certificate delivered by Seller pursuant to Section 6.2(d), or (ii) any breach by Seller of any of the covenants or agreements made by Seller in this Agreement or the Transaction Documents that are required to be performed by Seller after the Closing.

(b) Subject to the other provisions of this Article VIII, from and after the Closing, Purchaser shall, and shall after the Closing, cause the Company to, indemnify and hold harmless Seller and its Affiliates (each, a “Seller Indemnitee”) from any Losses suffered or paid by any Seller Indemnitee (regardless of whether or not such Losses relate to any third party claim) as a result or arising out of (i) any breach of any representation or warranty made by Purchaser in Article IV or in the certificate delivered by Purchaser pursuant to Section 6.3(c), (ii) any breach by Purchaser of any of the covenants or agreements made by Purchaser in this Agreement or the Transaction Documents that are required to be performed by Purchaser after the Closing, or (iii) any claim or Action brought or threatened to be brought against any Seller Indemnitee at any time on or after the Closing Date relating to actions taken by Purchaser or any Affiliate thereof, including the Company or its Subsidiaries, from and after the Closing.

Section 8.3. Third Party Claims.

(a) If a claim, action, suit or proceeding by a Person who is not a party hereto or an Affiliate thereof (a “Third Party Claim”) is made against any Person entitled to indemnification pursuant to Section 8.2 (an “Indemnified Party”), and if such Person intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly give written notice setting forth in reasonable detail the allegations set forth in such Third Party Claim (“Notice of Claim”) to the party hereto obligated to indemnify such Indemnified Party (such notified party, the “Responsible Party”); provided, however, that the failure to give such Notice of Claim shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually prejudiced thereby.  The Responsible Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, at the expense of the Responsible Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with the Responsible Party in connection therewith; provided, however, that the Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party (the fees and expenses of such counsel shall be borne by such Indemnified Party).  Any such assumption of the conduct and control of the settlement or defense shall not be deemed to be an admission by the Responsible Party that the Third Party Claim is within the scope of the Responsible Party’s indemnification obligations hereunder and shall not be deemed an assumption of liability and Losses by the Responsible Party with respect to such Third Party Claim.  If the Responsible Party elects not to assume the conduct and control of the settlement or defense of such Third Party Claim, then the Indemnified Party shall (i) permit the Responsible Party to participate in such settlement or defense through counsel chosen by such Responsible Party (the fees and expenses of such counsel shall be borne by such Responsible Party), and (ii) otherwise defend such claim diligently, in good faith and in a commercially reasonable manner.  Notwithstanding anything in this Agreement to the contrary, whether or not the Responsible Party shall have assumed the conduct or control of the defense or settlement of a Third Party Claim, no Indemnified Party shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Responsible Party, such consent not to be unreasonably withheld, delayed or conditioned.  Notwithstanding any right of the Responsible Party to assume the conduct and control of the settlement and defense of any Third Party Claim hereunder, the Responsible Party shall not settle any Third Party Claim, consent to the entry of any judgment of such Third Party Claim or otherwise resolve such Third Party Claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, delayed or conditioned, unless the terms of such settlement, judgment or other resolution involves solely the payment of monetary damages that are subject to indemnification pursuant to the terms set forth in this Article VIII; provided, however, that if the Indemnified Party shall not consent to any settlement, compromise or other resolution proposed by the Responsible Party, then the Responsible Party’s indemnification obligation (if any) pursuant to this Article VIII with respect to the Third Party Claim subject thereto shall in no event exceed the amount that would be required to be paid in such proposed settlement, compromise or other resolution of such Third Party Claim.

(b) All of the parties hereto shall reasonably cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and each of Purchaser and Seller (or a duly authorized representative of such party) shall (and shall cause the Company and its Subsidiaries to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith; provided, however, that (i) at the request of any party disclosing confidential information in connection with such cooperation, the parties shall enter into a mutually agreeable confidentiality agreement for such purpose, and (ii) no Person shall be required to disclose information if the disclosure thereof would be reasonably likely to result in the loss of the attorney-client privilege.

Section 8.4. Limitations on Indemnification.  The rights of Purchaser Indemnitees and Seller Indemnitees to indemnification pursuant to the provisions of this Article VIII are subject to the following limitations:

(a) the Purchaser Indemnitees shall not be entitled to recover any Losses pursuant to Section 8.2(a)(i) until the total amount of Losses which the Purchaser Indemnitees would be entitled to recover under Section 8.2(a)(i) with respect to any and all claims for indemnification thereunder, but for this Section 8.4(a), exceeds $800,000 (the “Deductible”), and once the Deductible has been exceeded, the Purchaser Indemnitees shall only be entitled to recover Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to Losses suffered or paid by any Purchaser Indemnitee as a result of the breach of any representation or warranty made by Seller in Section 3.2, Section 3.3, Section 3.5(a) or Section 3.12, it being agreed that, in such circumstances, the applicable Purchaser Indemnitee shall, subject to the other limitations set forth in this Article VIII, be entitled to be indemnified and held harmless from the first dollar of such Losses;

(b) the Seller Indemnitees shall not be entitled to recover any Losses pursuant to Section 8.2(b)(i) until the total amount of Losses which the Seller Indemnitees would be entitled to recover under Section 8.2(b)(i) with respect to any and all claims for indemnification thereunder, but for this Section 8.4(b), exceeds the Deductible, and once the Deductible has been exceeded, the Seller Indemnitees shall only be entitled to recover Losses in excess of the Deductible, provided, however, that the Deductible shall not apply to Losses suffered or paid by any Seller Indemnitee as a result of the breach of any representation or warranty made by Purchaser in Section 4.2, Section 4.6, Section 4.7 or Section 4.8, it being agreed that, in such circumstances, the applicable Seller Indemnitee shall, subject to the other limitations set forth in this Article VIII, be entitled to be indemnified and held harmless from the first dollar of such Losses;

(c) neither the Purchaser Indemnitees nor Seller Indemnitees shall be entitled to recover for any particular Loss (including any series of related Losses) pursuant to Section 8.2(a)(i) or Section 8.2(b)(i), respectively, unless such Loss (including any series of related Losses) equals or exceeds $10,000, and any such Loss (including any series of related Losses) below such threshold shall not be counted for purposes of determining whether the Deductible has been exceeded, provided that if such Loss (including any series of related Losses) exceeds such threshold then the applicable Purchaser Indemnitees or the Seller Indemnitees, as the case may be, shall be entitled to recover the full amount of such Loss (including any series of related Losses), subject to (and limited by) the other terms set forth in this Article VIII;

(d) except in case of fraud, the sole and exclusive source of recovery in respect of any indemnification claim made by any Purchaser Indemnitee pursuant to this Article VIII shall be the Closing Escrow Amount, and in no event shall (i) Seller or any Affiliate thereof or any other Person have any direct liability or obligation in respect of any such indemnification claim, or (ii) the Purchaser Indemnitees be entitled to recover any Losses in respect of any indemnification claim made pursuant to this Article VIII from any source other than the Closing Escrow Account or in an aggregate amount in excess of the Closing Escrow Amount on deposit in the Closing Escrow Account as of any applicable date of determination, it being agreed that on the date (if any) that the Closing Escrow Amount is reduced to zero (0) for any reason (including due to the release of the Closing Escrow Amount from the Closing Escrow Account in accordance with the terms of the Closing Escrow Agreement), the Purchaser Indemnitees shall have no further rights to indemnification pursuant to this Article VIII;

(e)  notwithstanding anything to the contrary contained in this Agreement or otherwise, the Purchaser Indemnitees shall not be entitled to be indemnified or held harmless under this Agreement (including pursuant to a claim of breach of representation or warranty) for any Taxes (or Losses relating to Taxes) (i) incurred in any tax period other than any tax period ending on or before the Closing Date, (ii) attributable or relating to transactions outside of the ordinary course of business that occur on the Closing Date after the Closing and not contemplated by this Agreement or to actions related to debt incurred in connection with the transactions contemplated by this Agreement, (iii) which are Transfer Taxes for which Purchaser is responsible pursuant to Section 9.4, or (iv) for the existence or non-existence of any Tax attribute;

(f) the maximum Losses indemnifiable pursuant to Section 8.2(b) shall be an amount equal to $6,660,000, except in the case of a breach of any of the covenants set forth in Sections 5.10, 5.11 and 5.12, with respect to which the limitation on liability set forth in this clause (f) shall not apply;

(g) the amount of any and all Losses shall be determined net of (i) any amounts recovered by the Purchaser Indemnitees or Seller Indemnitees, as applicable, under insurance policies or from other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses, and (ii) any Tax benefits realizable with respect to such Losses;

(h) the Purchaser Indemnitees shall not be entitled to indemnification pursuant to this Article VIII for any Loss to the extent that such Loss was included in the computation of Net Working Capital; and

(i) in any case where a Purchaser Indemnitee recovers, under insurance policies or from other collateral sources, any amount in respect of a matter for which such Purchaser Indemnitee was indemnified pursuant to this Article VIII, such Purchaser Indemnitee shall promptly pay over to the Escrow Agent for re-inclusion in the Closing Escrow Account the amount so recovered (after deducting therefrom the amount of any reasonable out-of-pocket, third-party expenses incurred by such Purchaser Indemnitee in procuring such recovery), but not in excess of the sum of (A) any amount previously so paid out of the Closing Escrow Amount to or on behalf of such Purchaser Indemnitee in respect of such matter and (B) any amount expended by Seller or any Seller Indemnitee in pursuing or defending any claim arising out of such matter; provided, however, that if such recovery is made after the Release Date, such amounts shall be paid directly to Seller; provided further, however, that if, as of the Release Date, there shall be claims pending against the Escrow Amount, then only the amount that is so recovered that is in excess of the aggregate amount of all such pending claims shall be paid to Seller and the balance shall promptly paid over to the Escrow Agent for re-inclusion in the Closing Escrow Account in accordance with the terms set forth herein.

Section 8.5. Treatment of Indemnity Payments.  All payments made out of the Escrow Amount to or for the benefit of Purchaser Indemnitees pursuant to this Article VIII shall be treated as adjustments to the Closing Consideration for Tax purposes, unless otherwise required by Law, and such agreed treatment shall govern for purposes of this Agreement.

Section 8.6. Exclusive Remedy.  Without limitation of any rights of Seller or any Affiliate thereof under the Parent Guarantee, except for the right of a party hereto to pursue specific performance pursuant to Section 9.14 (and without limitation of any such right) and subject to and without limitation of the rights of the parties pursuant to Article II, from and after the Closing the rights to indemnification (if any) set forth in this Article VIII shall be the sole and exclusive remedy of the parties in respect of any representation, warranty, covenant or agreement set forth in this Agreement (including in respect of any breach thereof) or otherwise relating to this Agreement or the transactions contemplated hereby or any other matter relating to any of the Company and its Subsidiaries prior to the Closing, the operation of their respective businesses prior to the Closing, or any other transaction or state of facts involving the Company and its Subsidiaries prior to the Closing, except for such Actions against the other party for fraud or willful breach of this Agreement.

ARTICLE IX.

MISCELLANEOUS

Section 9.1. Entire Agreement; Assignment.

(a) This Agreement, the other Transaction Documents and the Confidentiality Agreement (including, in each case, any exhibits or schedules hereto or thereto, including the Seller Disclosure Schedule) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

(b) Neither this Agreement nor any rights or obligations of any party hereto may be assigned by any party hereto (whether by operation of Law or otherwise), without the prior written consent of the other party hereto.  Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.1 shall be void.

Section 9.2. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via facsimile to the number set out below (with a return confirmation received by such party), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable at the address or facsimile number set forth below (or such other address or facsimile umber as such party may specify by notice to the other parties in accordance with this Section 9.2):

To Purchaser:

International Shipholding Corporation
11 N. Water Street, Suite 18290
Mobile, AL  36602
Attention:                      Manny Estrada
Facsimile:                      (251) 706-0756

with a copy (which shall not constitute notice to Purchaser) to:

Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Avenue, Suite 5100
New Orleans, LA  70170
Attention:                      Asher J. Friend
Facsimile:                      (504) 589-8362

and

Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
333 N. Central Avenue
Phoenix, AZ  85004
Attention:                      Hughes Grehan
Facsimile:                      (504) 589-8722

To Seller:

United Maritime Group, LLC
c/o Greenstreet Partners, L.P.
2601 S. Bayshore Drive,  9th Floor
Coconut Grove, FL 33133
Attention:                      Chief Financial Officer
Facsimile:                      (305) 858-2334

with a copy (which shall not constitute notice to Seller) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:                      Russell Leaf, Esq.
Facsimile:                      (212) 728-8111

Section 9.3. Governing Law.  This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 9.4. Fees and Expenses.  Notwithstanding anything contained in this Agreement to the contrary (including any potential interpretation thereof), all fees and expenses incurred by any party hereto or any Affiliate thereof in connection with the drafting and negotiation of this Agreement and the other Transaction Documents (including any due diligence performed in connection therewith and, in the case of Seller, in connection with the process leading to the execution and delivery of this Agreement and the other Transaction Documents) and the consummation of the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants retained by any party hereto or any Affiliate thereof, shall be paid by the party hereto (or Affiliate thereof) incurring such fees or expenses; provided, however, that Purchaser shall pay all filing fees under the HSR Act or any other antitrust Laws and shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto).

Section 9.5. Construction; Interpretation.  The term “this Agreement” means this Membership Interest Purchase Agreement together with the Seller Disclosure Schedule and exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof.  The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.  No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party.  Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) “$” and “dollar” shall refer to U.S. dollars; (v) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (vi) the phrase “made available,” when used in reference to a document, means that the document was (A) delivered or provided to Purchaser or any Representative thereof or (B) made available for viewing in the Electronic Data Room as it existed as of 6:00 p.m. Eastern Time no more than three (3) Business Days prior to the date of this Agreement, and (vii) references herein to “ordinary course of business” or similar references shall mean the ordinary course of business of the Company or the applicable Subsidiary thereof.

Section 9.6. Exhibits and Schedules.  Any item disclosed in the Seller Disclosure Schedule referenced by a particular section in this Agreement or the Seller Disclosure Schedule shall be deemed to have been disclosed with respect to every other section in this Agreement and the Seller Disclosure Schedule if the relevance of such disclosure to such other section is reasonably apparent.  The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party hereto shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.7. Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except (a) as provided in Section 5.7 and Article VIII, (b) with respect to Willkie Farr & Gallagher LLP and The Miller Law Firm, PLLC, the rights set forth in Section 9.15 and (c) with respect to any Debt Financing Source, the rights set forth in this Section 9.7 and Sections 7.2(c), 9.12 and 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 9.8. Severability.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.

Section 9.9. Counterparts; Facsimile Signatures.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or scanned pages via electronic mail shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 9.10. Limitation on Recission.  Notwithstanding anything to the contrary set forth herein, no breach of any representation, warranty or covenant contained herein or in any certificate delivered pursuant to this Agreement shall give rise to any right on the part of any party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

Section 9.11. No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, Purchaser agrees and acknowledges that no recourse under this Agreement or any other Transaction Document shall be had against any current or future director, officer, employee, managing member or member of Seller or of any Affiliates or assignees thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, managing member or member of Seller or any current or future director, officer, employee, managing member or member of any Affiliate of Seller or assignee thereof, as such, for any obligation of Seller under this Agreement or any other Transaction Document for any claim based on, in respect of or by reason of such obligations or their creation.

Section 9.12. WAIVER OF JURY TRIAL.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, CONTROVERSY, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE, INCLUDING ANY CLAIM, CONTROVERSY, DEMAND, ACTION OR CAUSE OF ACTION AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING OR THE COMMITMENT LETTER.  EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.13. Jurisdiction and Venue.  Each of the parties hereto (a) submits to the exclusive jurisdiction of any state or federal court sitting in Delaware, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of the other party with respect thereto.  Each party hereto agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 9.2.  Nothing in this Section 9.13, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.  Each party hereto agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.  Each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to any dispute arising out of or reliant in any way to the Commitment Letter or the performance thereof, in any forum other than the federal and New York State courts located in the City of New York, Borough of Manhattan (and appellate courts thereof).

Section 9.14. Specific Performance.

(a) The parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement or any of the Transaction Documents (including failing to take such actions as are required of it hereunder or thereunder to consummate the transactions contemplated hereby or thereby) is not performed in accordance with its specific terms or is otherwise breached or threatened to be breached.  Accordingly, the parties agree that, prior to the valid termination of this Agreement in accordance with Section 7.1 and, to the extent applicable, subject to the specific requirements set forth in Section 9.14(b), each party shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction in accordance with Section 9.13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity (and each party hereby waives any requirement for the securing or posting of any bond or other collateral in connection with such remedy).

(b) Notwithstanding Section 9.14(a) above, the right of Seller to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Purchaser to the effect and consummate the Closing and purchase the Interests as contemplated hereby shall be subject only to the requirements that (i) all of the conditions precedent to Purchaser’s obligations in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur), (ii) Purchaser fails to complete the Closing within the time period required by Section 2.2, (iii) the Debt Financing (including, in the case alternative financing has been obtained in accordance with Section 5.15 for the Debt Financing, such alternative financing) has been funded or will be funded at the Closing if the Closing shall occur, and (iv) Seller has confirmed to Purchaser in writing that if the Debt Financing were funded, it would take such actions that are within its control to cause the Closing to occur.  For the avoidance of doubt, while Seller may pursue both (x) an injunction, specific performance or other equitable relief to the extent permitted by this Section 9.14(b) and (y) the payment of the Reverse Termination Fee to the extent permitted by Section 7.2 (and Seller’s pursuit of a remedy pursuant to this Section 9.14 shall in no way preclude Seller from pursuing payment of the Reverse Termination Fee and vice versa), under no circumstances shall Seller be permitted or entitled to receive both such grant of an injunction, specific performance or other equitable relief and payment of the Reverse Termination Fee.

(c) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for  any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of, or to enforce compliance with this Agreement when expressly available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.15. Waiver of Conflicts.  Recognizing that Willkie Farr & Gallagher LLP and The Miller Law Firm, PLLC have acted as legal counsel to Seller, certain of Seller’s Affiliates and direct and indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates), and the Company and its Subsidiaries prior to the Closing, and that Willkie Farr & Gallagher LLP and The Miller Law Firm, PLLC intend to act as legal counsel to Seller and certain of Seller’s Affiliates and direct and indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates) after the Closing, Purchaser hereby waives, on its own behalf and agrees to cause its Affiliates (including, following the Closing, the Company and its Subsidiaries) to waive, any conflicts that may arise in connection with Willkie Farr & Gallagher LLP and/or The Miller Law Firm, PLLC representing any of Seller and/or Seller’s Affiliates or direct and indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates) after the Closing as such representation may relate to Purchaser, the Company and its Subsidiaries or the transactions contemplated herein or the other Transaction Documents.  In addition, all communications involving attorney-client confidences between any of Seller or Seller’s Affiliates or direct or indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates) in the course of the negotiation, documentation and consummation of the transactions contemplated hereby and by the other Transaction Documents shall be deemed to be attorney-client confidences that belong solely to Seller and such Affiliates and direct and indirect equity holders (and not Purchaser or its Affiliates (including, following the Closing, the Company and/or its Subsidiaries)).  Accordingly, neither Purchaser nor, following the Closing, the Company and/or its Subsidiaries shall have access to any such communications, or to the files of Willkie Farr & Gallagher LLP or The Miller Law Firm, PLLC relating to such engagement, whether or not the Closing shall have occurred.  Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and its applicable Affiliates and direct and indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser or its Affiliates (including, following the Closing, the Company and/or its Subsidiaries) shall be a holder thereof, (ii) to the extent that files of Willkie Farr & Gallagher LLP or The Miller Law Firm, PLLC in respect of such engagement constitute property of the client, only Seller and/or Seller’s applicable Affiliates and direct and indirect equity holders (including Greenstreet Equity Partners, LLC and its Affiliates) shall hold such property rights and (iii) Willkie Farr & Gallagher LLP and The Miller Law Firm, PLLC shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or its Affiliates (including, following the Closing, the Company and/or its Subsidiaries) by reason of any attorney-client relationship between Willkie Farr & Gallagher LLP or The Miller Law Firm, PLLC and Seller or the Company or any Subsidiary thereof or otherwise.

Section 9.16. Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

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IN WITNESS WHEREOF, the parties hereto have caused this Membership Interest Purchase Agreement to be executed the day and year first above written.

UNITED MARITIME GROUP, LLC

By:      /s/ Jason Grant
Name: Jason Grant
Title:  Executive Vice President

COASTAL CARRIERS, INC.

By:      /s/ Manuel G. Estrada
Name:  Manuel G. Estrada
Title:  Vice President & Chief Financial Officer